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FILE NO. 82- 3327 FISCAL YEAR 12-31-04

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DAT : 5/4/05

82-3327

AR/S
12-31-04


SCMP Group Limited
2004
ANNUAL REPORT

CONTENTS



FACTS & FIGURES

#1 English language newspaper in Hong Kong with the highest audited circulation and English readership

20,000 active subscribers for SCMP.com, Asia's largest subscription-based online news and information provider

0583 Hong Kong Stock Exchange symbol

25th anniversary of *Automobile*, the leading car magazine in Hong Kong

101,782 circulation for the second half of 2004

77 pages of *Classified Post* on average every Saturday in 2004

HK$317.1 million net profit

20th anniversary of *Cosmopolitan* in Hong Kong capped by Fun Fearless Female Awards in December 2004

HK$1,374.7 million turnover

99 Chinese books and 12 English books published by SCMP Book Publishing in 2004

HK$7.2 million raised for local charities through Operation Santa Claus in 2004

HK20.32 cents earnings per share

100+ Years of news with a view

39,341 audited circulation of *CosmoGirl!* in the first half of 2004

51% growth in recruitment ad revenues

23% growth in display revenues



South China Morning Post
HISTORY LESSON
PRIZE CHANCE
HIGH PRICE
HK Disney to be world's cheapest
Opening
12 September 2005
Treasure what you have, Hu tells HK



Points of View
ClassifiedPostone
REM: still looking from the inside out the Review
Sunday Morning Post
Election for CE to be held on July 10
New boss not saying if he'll run
team takes the stage
scmp.com
Successful Careers in Hong Kong
Paul Lyons
AUTOMOBILE
New Audi A4
20th Anniversary Issue
COSMO
MAXIM
ALL IN ONE
AK-47

CHAIRMAN'S LETTER

To Our Shareholders,

I am pleased to report to you that 2004 has been a year of real achievement for the Company. After two years of flat or declining revenues we saw real growth in our businesses. Our revenues reached HK$1,375 million, an increase of 7%. Our earnings increased to HK$317 million from HK$2 million in 2003. As a result, there was a substantial increase in earnings per share. Taking into account the Company's strong operating performance, the Directors and I are proposing a final dividend of HK7 cents per share and a special dividend of HK3 cents per share from the sale of our retail business.

2004 HIGHLIGHTS

In 2004, our newspaper publishing business contributed 62% of the Company's revenues and 90% of the Company's recurring operating profits.

We registered increases in both the *South China Morning Post* and *Sunday Morning Post* circulation and continue to dominate the market with a 96% share of English language readership.

Growth in our advertising revenues outpaced the market. Recruitment advertising, in particular, recovered significantly and was key in driving profitability and improving margins. SCMP.com achieved record revenues and turned profitable in 2004.

Expenses grew 1%, despite significantly higher newsprint costs and increases in advertising and other operating expenses.

The newspaper publishing business continues to generate high levels of cash. We used the Company's strong liquidity position to invest in new printing presses and increase the dividend payout to around 78% of profits after tax but before the gain on sale of the retail business.

EXCELLENCE IN JOURNALISM

We are proud of our staff's coverage of many newsworthy events that took place during the year and their role in fostering informed debate about issues that are important to Hong Kong and its community. Pollution in the Pearl River Delta, reclamation of Victoria Harbour, the West Kowloon cultural project and education reform were just some of the many issues that were analysed and debated extensively in our pages throughout the year.

We made significant progress in extending our imprint on mainland China. For the first time in three years of organizing the Pearl River Delta conference, the conference was held across the border to increase participation and involvement from the mainland. Our series of travel guides featuring several destinations in the Pearl River Delta to promote tourism and other commercial activities in the region were well received by readers and mainland advertisers alike. The *South China Morning Post* was a major media partner in the inaugural Sinopec China Formula 1 Grand Prix and was the only English newspaper distributed at the Shanghai International Industry Fair.

At the cocktail party held in November to draw our centenary year celebrations to a close, our guest of honour Hong Kong SAR Chief Executive Tung Chee-hwa remarked that since its first edition on 6 November 1903, *South China Morning Post* "has been chronicling the Hong Kong story without fear or favour, faithfully reporting the triumphs, the tragedies, the politics, the personalities and the trivia that have kept its readers informed of how our great city has progressed over the past century. As we face the next 100 years, I am sure the SCMP, its editors and reporters will be on the scene to bring its readers the latest developments in the ever-changing stories of Hong Kong, of mainland China and of the wider world".

Whilst we take pride in our flagship publication's over one hundred years of history we remain dedicated to its vibrant future.

EMBRACING THE COMMUNITY

A newspaper is inextricably linked to the community it serves and SCMP is no exception.

For the past 17 years, *South China Morning Post* together with our partner Radio 3 Hong Kong, have been running Operation Santa Claus, an annual fund raising campaign which has raised to date over HK$67 million for 39 charities in Hong Kong. In addition to generating much needed funds, this annual December campaign increases public awareness and understanding of the disabilities and issues that these charities seek to address. In 2004, the campaign had added significance when a tsunami struck parts of Asia on 26 December 2004. We extended the campaign for an additional two weeks to raise funds for the children affected by the natural disaster. The Operation Santa Claus Save the Children of the Asian Tsunami campaign raised HK$10.2 million for UNICEF in less than two weeks, a heart-warming response that reflects the caring and generous nature of the people living in Hong Kong.

LOOKING AHEAD

We see continuing signs that the economy is growing, albeit more slowly, and the advertising market is improving. The unemployment rate at the start of the year has fallen to a three-year low of 6.4%. This environment should benefit our businesses.

Our priorities for the year ahead remain unchanged. We will continue to raise the quality of our publications and invest in editorial features to grow circulation, expand on our base of loyal readers and attract more local readers. We will continue to align editorial and commercial efforts and focus our advertising initiatives through greater cross selling to win advertising support across key categories. We will strive for better yields through our new advertising system, which is fully operational in 2005, and by investing in four new press units that will add colour printing capacity. We will continue to manage our costs as an ongoing priority.

We will carefully assess growth opportunities and pursue them where they contribute to our strategic direction of expanding on our publishing businesses and increase shareholder value. Toward this end, we sold our retailing business carried out through Daily Stop for HK$101.5 million. The Company recorded an after tax gain of HK$77 million from the sale which was completed in November 2004.

I want to thank our board of directors for their guidance and support in helping the Company focus on long-term value while achieving short-term goals. I also wish to thank our staff, our customers, our partners and our shareholders for their commitment and support.

Kuok Khoon Ean
Chairman

Hong Kong, 1 April 2005



Classified Post
South China Morning Post
vtech
vtech
South China Morning Post
Please
take one

MANAGEMENT'S REPORT



NEWSPAPER PUBLISHING

The year brought to a close the year-long celebration of the centenary of the Group's flagship publication, the *South China Morning Post*, which kicked off in November 2003. The Group marked the occasion by hosting a multi-sectoral business forum on the future of Hong Kong and a cocktail reception with the Chief Executive of the Hong Kong SAR Tung Chee-hwa as guest of honour.

We have learned from a century of publishing that a newspaper and the business of running it must continually adapt, innovate and grow if it is to endure and remain competitive. At the same time, it must stay focused on achieving its long-term objectives and exercising cost discipline to enhance shareholder value.

Circulation and Readership

South China Morning Post and *Sunday Morning Post* reported increases in circulation during the year. The gains were attributable to higher retail, corporate and overseas sales, particularly in mainland China and Macau.

The circulation of *South China Morning Post* increased 8% and 6% in the first half and second half of 2004, respectively compared with the same periods in 2003.

The circulation of *Sunday Morning Post* increased 5% and 8% in the first half and second half of 2004, respectively compared with the same periods in 2003.



South China Morning Post
Circulation
120,000
100,000
80,000
60,000
40,000
20,000
0
92,271
96,389
100,004
101,782
1H
2H
2003
1H
2H
2004
Sunday Morning Post
Circulation
74,829
75,896
78,362
82,208

Note: Figures are audited except second half 2004 circulation numbers.

In addition to increasing circulation, we continue to win more local Chinese readers and attract high quality readers that support our high yield advertising business.

We continue to make progress in establishing a brand presence in mainland China. *South China Morning Post* obtained exclusive rights to sell newspapers at the first Formula One Grand Prix held in Shanghai in September 2004 and was the only English newspaper available during the Shanghai International Industry Fair held in November 2004. We hosted our annual Pearl River Delta conference in mainland China (in Zhongshan) for the first time in three years. Our newspapers are carried by several mainland China and regional airlines on in-bound flights to China. Our newspapers are available at most five-star international hotels in Beijing, Shanghai, Guangzhou and Shenzhen.



Sunday Morning Post
Drug barons tar
South China Morning Post
Merry Christmas

Our editorial direction is to offer relevant content focused on important areas of interest to readers to strengthen the newspaper as a platform for advertisers who want a more targeted reach. In 2005, our focus is to increase circulation by attracting more local Chinese and occasional readers. Initiatives are underway in the areas of market research, product improvement, distribution and marketing to support our readership and circulation targets.

Display Advertising

The recovery in display advertising, which started in the fourth quarter of 2003, continued in 2004. Display revenues increased 23% in 2004 compared with 2003, outpacing the growth in total ad spending in newspapers of 19%. Advertising rates were flat while advertising volume increased.

We produced a record number of advertising supplements, including 12 which attracted advertisers mainly from mainland China. We see increasing opportunities to attract advertisers from mainland China who are looking to build their brand and profile as well as promote their products and services in Hong Kong.

We expanded our offering of creative formats and executions to increase the effectiveness of our publications and differentiate them in the market. We continue to invest in our print products and printing facilities. In November 2005, four new presses will be commissioned, increasing our color printing capacity. This additional capacity will be deployed to increase high yield color advertising revenues.

Management's Report

In 2005, besides increasing the percentage of high yield ads, we will adopt a more integrated approach to growing our advertising business to make full use of our portfolio of publications and print and digital platforms.

Classified Advertising

The classified advertising market made a strong recovery in 2004 after several years of weakness. Classified ad revenues grew 33% as a result of a 51% increase in recruitment ad revenues and a 31% increase in business notices revenues.

Recruitment advertising was a key driver of profitability in 2004. As the economy grew and business expanded, companies across all sectors hired more people. As confidence was restored and salaries in some sectors increased, more people changed jobs, increasing recruitment activity even further. As a result, recruitment ad volume increased 40%. The strong recruitment ad market also enabled us to increase ad yield by 7% through a higher sell through of front page positions and color ads at premium rates. We offered incentives to lock in several major advertisers and to increase the ad spend commitment of others.

We enhanced the editorial coverage of key sectors to include hiring and salary trends and career development opportunities. At the same time, we established partnerships with several professional associations to produce industry-focused recruitment supplements that not only provided a more targeted and effective platform for our advertisers but also enhanced our value and market position to our readers.

We invested in market research and conferences to establish our position as an authority in the recruitment market. In 2004, we commissioned Nielsen Media Research to conduct quarterly market surveys. The results were published in *Classified Post* and in the quarterly newsletter to advertisers. We organized and sponsored conferences, seminars and events that reinforced our leading position in the market.

An improvement in market sentiment also led to an increase in capital markets transactions. As a result, business notices ad revenue increased 31% compared with 2003. Our share of main board listings increased from 38% in 2002, to 68% in 2003 and 78% in 2004.

We intend to build on the gains achieved this year to grow the business in 2005. Effective communication and partnerships with our major advertisers are keys to success in our business. We will continue to improve the quality of our recruitment publications to maintain readership, which is what our advertisers look to first.

We will invest more in research to provide advertisers with clear hard facts to support the value of our publications. We will expand our partnerships with professional associations and organize or participate in events that demonstrate our reach, the breadth and depth of our market knowledge, and our commitment to the development of human resources in Hong Kong. We will exploit new and emerging digital technologies to enhance our print offering. Our goal is to provide the best recruitment and job search solutions to our advertisers and readers.

SCMP.com

Another cornerstone of our publishing business is SCMP.com which offers regular and breaking news, feature articles and a wealth of news and photo archives. In addition, it offers increasingly interactive features, such as regular "On the Spot" sessions with some of the most popular columnists of *South China Morning Post*, and multi-platform content.

SCMP.com achieved record revenues and reported an operating profit in 2004. These results were due in large part to a range of revenue streams which showed significant growth during the year. SCMP.com derives its revenues from subscription fees, display advertising, content syndication and archive sales. In 2004, 39% of revenues was from subscription, 37% was from advertising and 24% was from content syndication. In 2004, SCMP.com was the leading news site in Greater China with 20,000 subscribers.

SCMP.com helped set the online industry standard by being one of the first websites in the world to change from a free access to a paid subscription website in 2002. We were the first newspaper in Hong Kong to deliver SMS alerts in 2004 through SCMP.com. We were the first news website to offer interactive communication with newspaper columnists and reporters. We will continue to innovate to grow digital advertising and marketing revenues. We will use new and emerging technologies to develop further our content syndication business. For example, 3G mobile technology has enabled us to deliver news and photos to PDA and mobile phone users. Going forward, SCMP.com is an integral part of our business strategy to offer multi-platform services to advertisers and readers.



Outlook

The prospects in 2005 are positive although we expect the newspaper publishing business to grow at a slower pace than in 2004, which started from a very low base. Ad spending is expected to continue to grow in 2005 and beyond fuelled by a strong rebound in economic activity and consumer confidence. Many companies have indicated they would continue to recruit new staff in 2005.

In 2005, we will continue to improve the quality of our publications to strengthen our position among readers and advertisers. Commercially, we will focus on high rate categories and strive for more cross selling across platforms to win a greater share of advertising revenues in all key categories. We will continue to focus on building our brand image in mainland China and step up our efforts to tap ad spending from there. We will draw on the lessons we learned during Sars and the economic downturn to remain disciplined on costs.

MAGAZINE PUBLISHING

Cosmopolitan, Harper's Bazaar and CosmoGirl!

2004 was a year of growth for the SCMP Hearst titles. The advertising market upturn, which started in the fourth quarter of 2003, was sustained in 2004. The growth in ad spending with women's magazines was led by the cosmetics and skin care categories. International luxury brands launched a succession of new products. On the other hand, circulation gains were modest. Competing titles cut cover prices, putting pressure on sales of newsstand copies.

In December 2004, *Cosmopolitan* marked 20 years of publication in Hong Kong. The anniversary issue had 846 pages, the highest ever for women's magazines in local publishing history. In 2004, the magazine also recorded its highest ad revenues since publication, demonstrating its continuing commercial success.

Harper's Bazaar maintained its reputation with international brands. The magazine benefited from an increase in ad spending by luxury brands.

CosmoGirl! recorded growth in advertising and circulation revenues. Audited circulation figures continue to rise, helping establish the magazine's credibility in the youth market. The magazine's audited circulation was 39,341 in the first half of 2004.

Automobile

Despite the economic recovery, car sales in Hong Kong did not grow significantly. The car magazine market, therefore, remained very competitive in 2004. In addition some ad spending shifted to newspapers, billboards and even women's magazines for certain car models.

The magazine was revamped and it regained its leading market position with a circulation of 28,310 in 2004 compared with audited circulation of 24,157 in 2003. We expect advertising and circulation revenues to improve in 2005.

Maxim

Maxim Hong Kong was launched in April 2004 under a license agreement with Dennis Publishing. The magazine targets 25- to 35-year old affluent men in Hong Kong. For the first three issues, *Maxim*'s audited circulation was 29,299, making it the best-selling men's magazine in Hong Kong.

In 2005, we are cautiously optimistic about the prospects for growth in advertising and circulation revenues. We will continue to invest in its content, look and feel to develop the full potential of the magazine.

BOOK PUBLISHING

The book publishing business outperformed previous years' sales and operating profit due to cost control and the success of fiction books aimed at young adult readers. English books publishing, a fairly new initiative, continued to grow and is now contributing to revenue and profits. Several new books were promoted successfully with the *South China Morning Post*.

In 2005, we will focus on signing up more promising writers of Chinese books and developing new non-fiction titles. We will continue to work with the *South China Morning Post* in repurposing content to develop new English titles, signing independent authors and publishing trade directories.

RETAILING

In November 2004, we completed the sale of our retailing assets consisting of the Daily Stop chain of convenience stores. The sale is in line with our strategy to exit non-core business activities and to focus on our publishing business.

Management's Report

OTHER BUSINESSES

Video and Film Post-Production

Performance in 2004 was mixed. A slump in the local film industry had an adverse impact on the post-production business while revenues from origination and film transfer services continued to grow. In December 2004, we started our operations in Guangzhou after receiving a license as a wholly-owned foreign advertising production company under CEPA. This move would enable us to tap the commercial post-production market and the growing demand for high quality corporate video production in mainland China.

Music Publishing

Capital Artists delivered strong results in 2004 because of strong sales of old recordings by pop legends Leslie Cheung and Anita Mui who both passed away in 2003. A tribute album we released for Anita Mui topped the best-sellers' chart for weeks immediately after its release.

We also released an array of DSD remastered albums delivering high quality music to cater to more sophisticated customers. While we do not expect to deliver in 2005 the same results as in 2004, we will continue to exploit our music catalogue through licensing arrangements and publishing old recordings in new formats.

INVESTMENTS

The Post Publishing Public Company Limited

The Group owns 20.3% of The Post Publishing Public Company Limited ("Post Publishing"), the publisher of *Bangkok Post* and *Post Today*. For the year ended 31 December 2004, Post Publishing reported revenues of Baht 1,839 million and a net profit of Baht 194 million. The Group recorded income of HK$7.6 million in 2004 and HK$4.1 million in 2003 from this investment.

Dymocks Franchise Systems (China) Limited

The Group has a 45% interest in a joint venture with Dymocks Franchise Systems (NSW) Pty Ltd of Australia ("Dymocks"). The joint venture franchises the Dymocks Bookstore chain in Hong Kong. As at 31 December 2004, Dymocks had 7 franchised stores in operation. For the year ended 31 December 2004, the Group recorded income of HK$0.4 million in 2004 and a loss of HK$1.7 million in 2003 from this joint venture.

STAFF

As at 31 December 2004, the Group had 1,035 employees compared with 1,247 as at 31 December 2003.

	2004	2003	% Change
Newspaper publishing	**714**	697	2
Magazine and book publishing	**144**	124	16
Retailing	**17**	272	(94)
Video and film post-production	**63**	48	31
Management and corporate services	**97**	106	(8)
Total	**1,035**	1,247	(17)

Salaries of employees are maintained at competitive levels while bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and a share option scheme.

Made in Hong Kong

Nimble entrepreneurs, Hong Kong businessmen have been famously swift to note a trend and follow a fad. When the Age of Aquarius dawned in the 1960s, the anthem of western youth was the musical Hair. The wig craze saw many industrialists switch from plastic products and toys to manufacturing hairpieces. Soon, there were 24,000 wig-makers employed in 300 major factories. In 1966, Hong Kong exported wigs worth $430 million. By 1970, wig exports totalled $1.5 billion. The fad faded, the factories changed again. Hong Kong made what the world wanted. A factory at Chung Hom Kok, where none of the 40 workers had ever seen a trout, was the world's largest producer of dry fly lures. Electronics, computers, optics, cameras – it was an era when the Made in Hong Kong logo was on supermarket shelves in every corner of the globe. When cheap land and … became available across the Shenzhen River, ind… d the factories north, a vital part of the con… of the economies of Hong Kong and …





香港製造

香港商家最能洞悉時…使
無數工業家放棄製…
百多家假髮廠，僱…
總值達四億三千萬…
富這風尚不再，…
的觸覺敏銳。一…
見過鮭魚，卻是…
製品、照相機…
。及至深圳特區…
北移，形成香港…



CORPORATE CALENDAR

1ST QUARTER



- *South China Morning Post* holds 13th annual Fund Manager of the Year Awards recognising top performing funds and their managers

- *Classified Post* and *Jiu Jik* generate over 3,000 registrations at the Education and Career Expo, reinforcing leadership in the recruitment industry

- Capital Artists issues a commemorative album of Anita Mui's songs

2ND QUARTER

- SCMP Magazines launches *Maxim* Hong Kong, the first Chinese edition of the world's biggest men's lifestyle magazine



- *Classified Post* and Watson Wyatt organize a human resources seminar, entitled "HR Management in Greater China – Best Practices in Talent Attraction and Retention" which attracts over 400 participants

- Capital Artists issues commemorative album of Leslie Cheung's songs

3RD QUARTER



- *South China Morning Post* holds 30th annual Student of the Year Award with Secretary for Education and Manpower Professor Arthur Li as guest of honour

- SCMP Group announces the sale of retailing business Daily Stop



- *Classified Post* organizes a seminar entitled "Essential Skills for a Brighter Future – Improve Your Presentation, Communication and Negotiation Skills"

- The *South China Morning Post*'s Centenary Photo Exhibition goes on the road for a second time in some of Kowloon's busiest shopping centres


Privatisation

- *South China Morning Post* and the Faculty of Business and Economics at Hong Kong University launch a brand new series of Business and Economic Policy Seminars, sponsored by Citigroup. First seminar in the series is on Airport Privatisation

- SCMP Book Publishing achieves its biggest sales ever as a major exhibitor at the Hong Kong Book Fair. "My Pride – Formula For a Successful Idol" written by the talent manager of several famous singers in Hong Kong recorded the highest sales of all titles sold by Hong Kong publishers during the fair

4TH QUARTER


THE THIRD
Pearl River
DELTA

- *South China Morning Post* and the Hong Kong General Chamber of Commerce hold the third Pearl River Delta Conference in Zhongshan, China. The conference was attended by more than 300 business leaders and government officials from Hong Kong and mainland China

- *South China Morning Post* holds the second and the third seminars in the Business and Economic Policy Seminar Series attracting over 600 delegates

- SCMP Book Publishing releases three paperbacks – Points of View, Jake's View and Harry's View to celebrate *South China Morning Post*'s centenary

- *South China Morning Post* holds centenary conference on "Hong Kong – The Next 100 Years" with Hong Kong SAR Financial Secretary Henry Tang as guest of honour



- *South China Morning Post* draws centenary celebration to a close with a cocktail for over 600 guests and Hong Kong SAR Chief Executive Tung Chee-hwa as guest of honour



- *Cosmopolitan* celebrates 20 years in Hong Kong and holds the Fun Fearless Female Awards recognising successful women from Hong Kong

- *Automobile* celebrates its 25th anniversary and holds its 15th Car of the Year Awards



- *South China Morning Post* and DHL hold the annual DHL-SCMP Hong Kong Business Awards, the most prestigious business awards recognising outstanding individuals and companies in the business world


$16,851,275

- Operation Santa Claus, the *South China Morning Post*'s annual charity campaign raises a record-breaking HK$7.2 million in cash, goods and services for 12 local charities and another HK$10.2 million for UNICEF for the benefit of children who were victims of the tsunami

BOARD OF DIRECTORS

NON-EXECUTIVE DIRECTORS

Mr. Roberto V. Ongpin
Aged 68, Deputy Chairman
(Appointed in October 1993)

Mr. Ongpin is Chairman of PhilWeb Corporation and ISM Communications Corporation, both listed companies in the Philippines. He is also a director of Shangri-La Asia Limited which is listed in Hong Kong and Singapore. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. Mr. Ongpin has an MBA from Harvard Business School and is a Certified Public Accountant (Philippines).

Tan Sri Dr. Khoo Kay Peng
Aged 66
(Appointed in June 1994)

Tan Sri Dr. Khoo is Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus Hotels plc, UK, and Morning Star Resources Limited and a director of The Bank of East Asia Limited, Hong Kong. He is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. Tan Sri Dr. Khoo also serves as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad (Maybank) and a trustee of the National Welfare Foundation.

Mr. Robert Ng Chee Siong
Aged 52
(Appointed in May 2004)

Mr. Ng is an Executive Director of Sino Land Company Limited since 1981 and Chairman since 1991, and was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 29 years. Mr. Ng is Chairman of Tsim Sha Tsui Properties Limited, the holding company of Sino Land Company Limited, and is also Chairman of Sino Hotels (Holdings) Limited. He is also a director of Yeo Hiap Seng Limited and an independent non-executive director of The Hongkong and Shanghai Hotels, Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ronald J. Arculli
GBS, CVO, OBE, JP
Aged 66
(Appointed in June 1996)

Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is Chairman and a Steward of The Hong Kong Jockey Club. Mr. Arculli is also a director of several listed companies in Hong Kong.

EXECUTIVE DIRECTORS

Mr. Peter Lee Ting Chang
JP
Aged 51
(Appointed in August 1998)

Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited and Maersk (China) Shipping Company Limited as well as director of a number of other companies. He is a vice president of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

Dr. The Hon. David Li Kwok Po
GBS, Officier de la Légion d'Honneur, OBE, JP
Aged 65
(Appointed in April 1990)

Dr. Li is Chairman and Chief Executive of The Bank of East Asia, Limited and a director of numerous other companies in Hong Kong and overseas. He has served as an elected member of the Legislative Council, representing the Finance Constituency. Dr. Li is Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee.

Mr. Kuok Khoon Ean
Aged 49, Chairman
(Appointed in October 1993)

Mr. Kuok was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. Mr. Kuok was also a director of several other public companies in Hong Kong, Singapore and Malaysia. Mr. Kuok is a graduate in Economics from Nottingham University, UK. He is the brother of Ms. Kuok Hui Kwong.

Ms. Kuok Hui Kwong
Aged 27
(Appointed in February 2004)

Ms. Kuok is responsible for coordinating the SCMP Group's operations and business units and participates in strategic planning. She was appointed a Director in February 2004. Prior to joining the SCMP Group in October 2003, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.). She is the sister of Mr. Kuok Khoon Ean, Chairman of the SCMP Group.

EXECUTIVE MANAGEMENT

CORPORATE EXECUTIVES

Nancy Valiente
Chief Financial Officer
SCMP Group Limited

Managing Director
South China Morning Post
Publishers Limited

As CFO, Ms. Valiente is responsible for financial planning and strategy, risk management, management reporting and investor relations. As Managing Director, Ms. Valiente works closely with the Executive Chairman to set the long-term strategy for the newspaper publishing business. She manages commercial risks and coordinates business initiatives and operations across all business units and functions of the newspaper division.

Before joining the SCMP Group, Ms. Valiente worked in investment banking. She holds an MBA from the Wharton School, University of Pennsylvania.

Kuok Hui Kwong
Executive Director

Ms. Kuok is responsible for coordinating the Group's operations and business units and participates in strategic planning. She joined in October 2003 and was appointed a Director in February 2004. Prior to joining the SCMP Group, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.).

Low Soon Teck
Director

Mr. Low is responsible for production and circulation operations of the newspaper publishing business. In addition, he oversees the retailing, book publishing and video and film production businesses. Prior to joining the SCMP Group, Mr. Low served in various positions with the Kerry Group. Mr. Low holds a law degree from the National University of Singapore and an executive MBA from the University of Chicago.

Sabrina Leung
Director
Human Resources

Ms. Leung oversees all human resources functions, including compensation and benefits, employee relations and organisational development. She was formerly General Manager at the Hong Kong Tourism Board, where she was responsible for human resources in Hong Kong and overseas offices. Ms. Leung is a graduate of University of Warwick, UK (M.A.).

PUBLISHING

Vera Leung
Legal Counsel & Company Secretary

Ms. Leung provides legal services across the Group and is responsible for regulatory and corporate compliance issues. Previously, Ms. Leung was in private practice and involved in intellectual property law, general commercial law, banking and other areas of law in Hong Kong and Singapore. Ms. Leung is a Solicitor of the Supreme Court of England and Wales.

Christine YC Li
Financial Controller

Ms. Li is responsible for the accounting, financial reporting, budgeting, treasury, financial risk management and tax compliance functions of the Group. Ms. Li has more than 18 years of experience in a number of financial positions at various companies in Hong Kong. Prior to joining the Group in May 2004, she was the Vice President of Finance of PCCW Properties Limited. Ms. Li is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

David Armstrong
Group Editor-in-Chief
South China Morning Post
Sunday Morning Post

Mr. Armstrong oversees the Editorial Division and is involved in developing the SCMP Group's regional publishing initiatives. Mr. Armstrong joined the *South China Morning Post* in 1993 as Editor and was promoted to Editor-in-Chief in 1994. Two years later, he returned to Sydney to take up the position of Editor-in-Chief of The Australian, where he remained until returning to the Group in March 2003. On 1 May 2005, Mr. Armstrong will become Deputy Chief Executive Officer of The Post Publishing Public Company Limited in Bangkok and will hold the concurrent position of Director, Editorial of South China Morning Post Publishers Limited.

Fanny Fung
Editor
South China Morning Post
Sunday Morning Post

Ms. Fung is responsible for overseeing and supervising the day-to-day operations of the Editorial Division. Ms. Fung joined the *South China Morning Post* in 2004 as Deputy Editor and was promoted to Editor in 2005. She has over 20 years of experience in the news media. Ms. Fung holds a Master's degree in Journalism Studies from the University of Wales, UK.

Angie Wong
Managing Director
SCMP Magazines

Ms. Wong is responsible for the strategic direction and business performance of the Group's magazine publishing business. Ms. Wong has more than 15 years in the media industry. She is a graduate in Economics from University of Alberta, Canada.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

- **Turnover** **$1,374.7 million**
- **Recurring operating profit** **$264.1 million**
- **Operating profit** **$363.3 million**
- **Net profit** **$317.1 million**
- **Earnings per share** **$0.20**
- **Dividend per share** **$0.12**
- **Special dividend per share** **$0.03**
- **Total dividend per share** **$0.15**

OPERATING RESULTS OF THE GROUP

Overview

The Group's consolidated operating results for the years ended 31 December 2004 and 2003 were as follows:

(HK$ millions, except per share amounts)	2004	2003	% Change
Turnover	**1,374.7**	1,280.0	7
Operating costs before depreciation and amortisation	**(1,032.5)**	(1,020.2)	1
Operating profit before depreciation and amortisation	**342.2**	259.8	32
Depreciation and amortisation	**(83.9)**	(83.2)	1
Other revenue	**5.8**	4.1	41
Recurring operating profit	**264.1**	180.7	46
Gain on sale of retailing assets	**76.8**	–	100
Surplus/(deficit) on revaluation of investment properties	**18.1**	(112.0)	*
Gain/(loss) on sale of long-term investment shares	**7.3**	(2.3)	*
Loss on termination of a jointly controlled entity	**(1.1)**	–	100
Loss on disposal of a subsidiary and associates	–	(2.0)	(100)
Office relocation expenses	–	(10.9)	(100)
Provision for asset impairment	–	(0.8)	(100)
Finance cost	**(1.9)**	(5.2)	(63)
Operating profit	**363.3**	47.5	*
Taxation	**(50.4)**	(41.6)	21
Profits/(losses) of associates and a jointly controlled entity	**9.9**	(0.1)	*
Minority interests	**(5.7)**	(4.0)	43
Net profit attributable to shareholders	**317.1**	1.8	*
Number of shares outstanding	**1,560,945,596**	1,560,945,596	
Earnings per share (in cents)	**20.32**	0.11	*

* *Represents an increase or decrease in excess of 100%.*

In November 2004, the Group completed the sale of its retailing assets which constituted the Daily Stop chain of convenience stores. The results of operations of the retailing business are reported as part of recurring operating profit in 2004 and 2003 but will be treated as discontinued operations in 2005.



(HK$ millions)	Continuing Operations	Retailing	2004 Total
Turnover	1,022.7	352.0	1,374.7
Operating costs before depreciation and amortisation	(683.8)	(348.7)	(1,032.5)
Operating profit before depreciation and amortisation	338.9	3.3	342.2
Depreciation and amortisation	(81.3)	(2.6)	(83.9)
Other revenue	5.8	–	5.8
Recurring operating profit	263.4	0.7	264.1

Revenues

Revenues for the years ended 31 December 2004 and 2003, by business segment and for the Group as a whole, were as follows:

(HK$ millions)	**2004**	2003	% Change
Newspaper publishing	**850.1**	684.9	24
Magazine and book publishing	**122.4**	89.0	38
Retailing	**352.0**	398.6	(12)
Investment properties	**13.9**	81.4	(83)
Video and film post-production	**22.5**	20.2	11
Music publishing	**13.8**	5.9	134
Total	**1,374.7**	1,280.0	7

Operating Costs and Expenses

Operating costs and expenses for the years ended 31 December 2004 and 2003 were as follows:

(HK$ millions)	**2004**	2003	% Change
Staff costs	**369.2**	368.8	–
Production costs	**147.5**	110.7	33
Cost of sales – retailing	**266.1**	299.7	(11)
Rental and utilities	**74.3**	83.5	(11)
Advertising and promotions	**24.0**	15.3	57
Other operating expenses	**151.4**	142.2	6
Operating costs before depreciation and amortisation	**1,032.5**	1,020.2	1
Depreciation and amortisation	**83.9**	83.2	1
Total	**1,116.4**	1,103.4	1

Staff costs for 2004 remained at the same level as 2003. A decrease in salaries after the sale of the retailing business offset a modest increase in staff costs in the publishing businesses of the Group. Production costs for 2004 increased 33% compared with 2003, due mostly to higher newsprint expense. Newsprint expense for 2004 increased 31% as a result of a 13% increase in average cost per metric ton of newsprint (US$476 in 2004 compared with US$420 in 2003) and a 16% increase in consumption due to higher advertising volume and circulation sales.

Cost of sales of the retailing business declined because the operations were discontinued after the sale of the assets in November 2004.

Rental and utilities expense decreased in 2004 because of lower office rental (the lease was renewed in November 2003) and the sale of the retailing business. Rental and utilities costs associated with the retailing business in 2004 and 2003 were $43.1 million and $49.6 million, respectively. Advertising and promotions for 2004 increased 57% compared with 2003 due to higher spending to drive circulation sales and advertising and to launch the Hong Kong edition of *Maxim* in April 2004. Depreciation charges increased slightly as a result of investments in editorial and circulation operation systems.

Operating Profit and EBITDA

Operating profit and EBITDA for the years ended 31 December 2004 and 2003, by business segment and for the Group as a whole, were as follows:

	Contribution to EBITDA		% Change	Contribution to Operating Profit		% Change
(HK$ millions)	**2004**	2003		**2004**	2003	
Newspaper publishing	**310.0**	156.2	98	**242.4**	66.0	*
Magazine and book publishing	**12.6**	16.2	(22)	**9.6**	13.1	(27)
Retailing	**3.3**	2.1	57	**77.5**	(0.7)	*
Investment properties	**9.0**	79.1	(89)	**28.3**	(32.9)	*
Video and film post-production	**(2.1)**	1.3	*	**(3.9)**	(2.3)	70
Music publishing	**9.4**	4.9	92	**9.4**	4.3	*
Total	**342.2**	259.8	32	**363.3**	47.5	*

* *Represents an increase or decrease in excess of 100%*

Operating profit for the Group increased significantly in 2004 compared with 2003 due to higher profits for the newspaper publishing business, the gain from the sale of the retailing assets and revaluation gains on investment properties.

Operating profit for the newspaper publishing business increased in 2004 due to higher advertising revenues, particularly recruitment ad revenues, and a modest increase in operating costs and expenses. Operating profit margin increased from 9.6% in 2003 to 28.5% in 2004.

Operating profit from other publishing businesses comprising magazines and books decreased in 2004 compared with 2003 because of an operating loss related to *Maxim* which was partially offset by higher operating profit for the other magazine titles and book publishing.

In September 2004, the Group sold its retailing assets. The sale was completed in November 2004 resulting in a gain of $76.8 million. Most of the operating profit of the retailing business was due to the sale.

Investment properties contributed to operating profit in 2004 compared with an operating loss in 2003 due to a revaluation deficit.

FINANCIAL REVIEW BY BUSINESS

Publishing

(HK$ millions)	**2004**	2003	% Change
Revenues			
Newspaper publishing	**850.1**	684.9	24
Magazine and book publishing	**122.4**	89.0	38
Total	**972.5**	773.9	26
EBITDA	**322.6**	172.4	87
Operating profit	**252.0**	79.1	*

* *Represents an increase in excess of 100%.*



The Group's major source of earnings is the newspaper publishing business. In 2004, 67% of the operating profit and 90% of the recurring operating profit of the Group came from this business.

In 2004, circulation revenues for the weekday and Sunday editions increased 1% and 5%, respectively. Advertising revenues increased 29% compared with 2003. Display ad revenues increased 23% due to an increase in ad volume. Recruitment ad revenues increased 51% as a result of a 40% increase in ad volume and a 7% increase in yield. The strong growth in recruitment advertising in 2004 reflects the full impact of a recovery from Sars which weakened the market in 2003. In contrast, display advertising recovered from the effects of Sars starting in the fourth quarter of 2003. Business notices revenues increased 31% on higher volume, which was slightly offset by lower yields.

The economic recovery in 2004 also led to improved results for the existing magazine titles. Advertising revenues increased across all titles but operating profit declined after taking into account an operating loss for *Maxim* which was launched in April 2004.

The book publishing business recorded its best sales and operating profit in five years. These results were achieved by changing the emphasis to Chinese fiction books aimed at young adult readers, selectively publishing English books and controlling costs.

Retailing

(HK$ millions)	**2004**	2003	% Change
Turnover	**352.0**	398.6	(12)
EBITDA	**3.3**	2.1	57
Operating profit/(loss)	**77.5**	(0.7)	*

* *Represents an increase in excess of 100%*

The Group sold its retailing assets for $101.5 million. The sale was completed in November 2004. The Group recorded a gain from the sale of $76.8 million.

Revenues and operating profit (excluding the gain on sale) in 2004 for the retailing business were $352.0 million and $0.7 million, respectively.

Investment Properties

(HK$ millions)	**2004**	2003	% Change
Turnover	**13.9**	81.4	(83)
EBITDA	**9.0**	79.1	(89)
Operating profit/(loss)	**28.3**	(32.9)	*

* *Represents an increase in excess of 100%.*

Rent from investment properties fell in 2004 as a result of the expiration of the TV City lease on 31 December 2003. Rent from this property amounted to $65.8 million in 2003. Investment properties recorded an operating profit in 2004 as a result of a revaluation gain of $18.1 million compared with a loss in 2003 as a result of a revaluation deficit of $112.0 million.

The Group will continue to explore options to maximise the value of the TV City property, including an application to change the land use to principally a residential development, which has received an in-principle approval from the Town Planning Board. Given that the application process is expected to take some time, we will continue to consider the property's potential for rental income as investment property.

Management Discussion and Analysis

Video and Film Post-production

(HK$ millions)	**2004**	2003	% Change
Turnover	**22.5**	20.2	11
EBITDA	**(2.1)**	1.3	*
Operating loss	**(3.9)**	(2.3)	70

* *Represents a decrease in excess of 100%*

Operating losses for this business increased in 2004 compared with 2003 despite an 11% increase in revenues because of price competition and initial set-up costs of operations in Guangzhou.

Music Publishing

(HK$ millions)	**2004**	2003	% Change
Turnover	**13.8**	5.9	*
EBITDA	**9.4**	4.9	92
Operating profit	**9.4**	4.3	*

* *Represents an increase in excess of 100%*

Revenues and operating profit for the music publishing business increased due to strong demand for old music recordings of Anita Mui and Leslie Cheung.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's financial position as at 31 December 2004 and 31 December 2003 were as follows:

(HK$ millions)	**2004**	2003	% Change
Cash and cash equivalents	**363.1**	159.8	*
Bank overdraft	**2.4**	2.8	(14)
Bank loan	**247.0**	230.0	7
Shareholders funds	**1,684.9**	1,470.0	15
Ratios:			
Gearing	**–**	5%	(100)
Current ratio	**1.6**	2.3	(30)

* *Represents an increase in excess of 100%.*

As at 31 December 2004, the Group had total borrowings of $249.4 million. Of this amount, $230 million and $17 million are unsecured Hong Kong dollar term loans at floating interest rates payable within one year and five years, respectively. The remaining $2.4 million is a bank overdraft payable within one year. The Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2004, the Group had no gearing (after deducting bank balances and deposits) compared with a gearing ratio of 5% as at 31 December 2003.

The ratio of current assets to current liabilities was 1.6 times as at 31 December 2004 compared with 2.3 times as at 31 December 2003. The decline was mainly attributable to the reclassification of a $230 million bank loan due in October 2005 from long-term liabilities to current liabilities in 2004.

In 2005, the Group expects its beginning cash balance, cash generated from operations and funds available from external sources to be adequate to meet working capital requirements, repay bank loans, fund planned capital expenditures and pay dividends.

Operating Activities

The primary source of the Group's liquidity is cash flows from operating activities, mainly newspaper publishing. Net cash provided by operating activities in 2004 was $252.8 million, compared with $214.6 million in 2003. Net cash increased because of an increase in revenues while operating costs were stable.

Investment Activities

Net cash inflow from investing activities in 2004 was $77.5 million compared with a net cash outflow of $19.9 million in 2003. Investment cash inflows in 2004 include the proceeds from the sale of retailing assets ($90.4 million) and investment shares ($17.6 million). These inflows were partially offset by capital expenditures. Capital expenditures in 2004 were $37.9 million, of which (i) $14.6 million was invested in new advertising and circulation systems; (ii) $8.0 million was used to buy video film production equipment; and (iii) $15.3 million was spent on replacement items and computer equipment.

The Group is investing in four new presses which will be commissioned in late 2005. These new presses will replace four old units that have been in use for 18 years and are near the end of their useful lives. The estimated cost of the new presses is $93.2 million of which $9.0 million was paid in 2004, $80.2 million will be paid in 2005 and $4.0 million will be paid in 2006.

In 2005, the Group is investing approximately $115.0 million in fixed assets, including $80.2 million for the new presses.

Financing Activities

Net cash used in financing activities during the year was $126.5 million consisting of dividend payments of $140.5 million to shareholders of the Group and $3.0 million to a minority shareholder of a subsidiary, which were partially offset by a bank loan of $17.0 million.

DIRECTORS' REPORT

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group was also involved in retailing, video and film post-production and property investment through its subsidiaries. During the year, the Group disposed its retailing business.

An analysis of the Group's performance for the year by business segment is set out in note 3 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, whilst the Group purchased more than 30% of its goods from its five largest suppliers, sales to the five largest customers accounted for less than 30% of the total sales for the year.

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchase	
– the largest supplier	12.7%
– five largest suppliers combined	41.9%
Sales	
– the largest customer	2.8%
– five largest customers combined	11.2%

As far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital had any interest in the five largest suppliers.

FINANCIAL RESULTS

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2004 are set out in the financial statements on pages 45 to 49.

DIVIDEND DISTRIBUTIONS

During the year, an interim dividend distribution from the contributed surplus account of HK5 cents per share was paid. The Directors recommend to pay from the contributed surplus account of the Company a final dividend of HK7 cents per share and a special dividend of HK3 cents per share in respect of the year ended 31 December 2004 to the shareholders whose names appear on the register of members of the Company on Tuesday, 24 May 2005.

FIVE YEAR FINANCIAL SUMMARY

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 81. To reflect the change of financial year end date to 31 December, an additional summary for the calendar year 2004 and previous calendar years is set out on page 82.

FIXED ASSETS AND INVESTMENT PROPERTIES

Movements in the fixed assets and details of investment properties of the Group are disclosed in note 14 to the financial statements.



SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2004 are set out in note 30 to the financial statements.

ASSOCIATES

Particulars of the Group's principal associates as at 31 December 2004 are set out in note 30 to the financial statements.

BANK LOANS

Particulars of bank loans of the Group as at the balance sheet date are set out in note 21 to the financial statements.

SHARE CAPITAL

Details of the authorised and issued share capital of the Company are set out in note 24 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Movements in the reserves of the Company and the Group during the year are disclosed in note 25 to the financial statements.

CHARITABLE DONATIONS

During the year, the Group made charitable donations totaling HK$2,309,231.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr. Kuok Khoon Ean	Chairman
Mr. Roberto V. Ongpin	Deputy Chairman
Mr. Ronald J. Arculli*	
Tan Sri Dr. Khoo Kay Peng	
Ms. Kuok Hui Kwong	(appointed on 6 February 2004)
Mr. Peter Lee Ting Chang*	
Dr. The Hon. David Li Kwok Po*	
Mr. Robert Ng Chee Siong	(appointed on 24 May 2004)
Mr. Thaddeus Thomas Beczak	(retired on 24 May 2004)

* *Independent Non-executive Director*

During the year, Mr. Thaddeus Thomas Beczak retired as a Director of the Company at the Annual General Meeting held on 24 May 2004. The Board would like to take this opportunity to record a special note of thanks and appreciation to Mr. Beczak for his efforts and contributions during his tenure as a Director of the Company.

In accordance with Bye-Law 99 of the Company's Bye-Laws and the stipulation under the Company's Corporate Governance Handbook, Mr. Kuok Khoon Ean, Mr. Ronald J. Arculli and Tan Sri Dr. Khoo Kay Peng shall retire by rotation and are eligible for re-election at the forthcoming Annual General Meeting of the Company. They offer themselves for re-election.

Directors' Report

Mr. Robert Ng Chee Siong was appointed as a Director of the Company on 24 May 2004. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Mr. Ng shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election at the meeting. Mr. Ng offers himself for re-election at the forthcoming Annual General Meeting.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2004, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"):

	Ordinary shares of the Company		
Name of Director	Capacity/ Nature of interests	Number of shares held	Approximate % of issued share capital*
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Notes 2 & 3)	Corporate	87,119,145	5.581%
Dr. The Hon. David Li Kwok Po	Personal	4,778,000	0.306%

Notes:

1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 87,119,145 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares. As at 31 December 2004, Dr. Khoo was deemed to have an interest in approximately 32.31% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.56% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. As at 31 December 2004, Dr. Khoo and his spouse were deemed to have interests in the entire issued capital of Bonham Industries Limited.

3. The Company has been notified that, with effect from 4 February 2005, Dr. Khoo's spouse ceased to hold any interest in Bonham Industries Limited and Dr. Khoo's interests in Bonham Industries Limited remain unchanged. Dr. Khoo held more than 99% of the entire issued capital of Bonham Industries Limited and Bonham Industries Limited held 16,150,000 shares of the Company as at 4 February 2005.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2004.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the year.

Apart from the aforesaid, as at 31 December 2004, none of the Directors of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.



SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 31 December 2004, the following persons (other than Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of ordinary shares held	Approximate % of issued share capital*
Kerry Media Limited (Note 1)	Beneficial owner	524,730,000	33.62%
Kerry 1989 (C.I.) Limited (Note 2)	Interest of controlled corporations	525,036,000	33.64%
Kerry Holdings Limited (Notes 3 & 4)	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited (Note 4)	Interest of controlled corporations	594,576,000	38.09%
Silchester International Investors Limited (Notes 5 & 6)	Investment manager	203,005,000	13.01%
Sprucegrove Investment Management Ltd. (Notes 5 & 7)	Investment manager	104,918,000	6.72%
Madam Chai Siew Phin Pauline (Notes 8 & 9)	Interest of controlled corporation	87,119,145	5.58%

Notes:

1. The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. The Company has been notified informally that, as at 31 December 2004, Kerry Group Limited and Kerry Holdings Limited were interested in 595,568,000 shares (representing approximately 38.15% of the Company's issued share capital) and the increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. Silchester International Investors Limited has informally notified the Company that, as at 31 December 2004, it held 205,523,000 shares (representing approximately 13.17% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

7. Sprucegrove Investment Management Ltd. has informally notified the Company that, as at 31 December 2004, it held 101,105,000 shares (representing approximately 6.48% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

8. The interests in the 87,119,145 shares held by Madam Chai Siew Phin Pauline are duplicated in the interests for Tan Sri Dr. Khoo Kay Peng reported under the section headed "Directors' interests in shares, underlying shares and debentures" of this report.

9. Madam Chai Siew Phin Pauline has notified the Company that as at 4 February 2005, she did not have any interest in the Company's shares and this cessation in shareholding was disclosed under Part XV of the SFO.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2004.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 31 December 2004, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEME

(1) Summary of terms

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date"). The Scheme was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimize their future contributions and enable the Group to attract and retain individuals with experience and ability. Under the Scheme, the Board of Directors of the Company (the "Board") may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007. The remaining life of the Scheme is up to 27 October 2007.

The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Scheme may not exceed 10% of the shares of the Company in issue as at 29 May 2002. The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time. As at the date of this report, the total number of shares available for issue under the Scheme was 162,188,399, representing approximately 9.35% of the issued share capital of the Company as at 29 May 2002 and 10.39% of the issued share capital of the Company as at the date of this report.

None of the substantial shareholders of the Company has been granted any share option under the Scheme. None of the suppliers of goods or services to the Group has been granted any share option under the Scheme. No participant of the Scheme has been granted share options in excess of the maximum entitlement of each participant.

(2) Movements of options granted

The outstanding shares in respect of options granted under the Scheme as at 31 December 2004 are summarized below:

	Number of shares in respect of options granted
Outstanding at 1 January 2004	10,221,000
Granted during the year	–
Exercised during the year	–
Cancelled during the year	–
Lapsed during the year	(1,895,000)
Outstanding at 31 December 2004	8,326,000



Details of the movements during the year in the share options granted under the Scheme are as follows:

(i) Options granted to Directors

Name of Director	Date of grant	Exercise period	Exercise price/share HK$	Number of shares involved in the options				
				Outstanding at 01/01/2004	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2004
Mr. Thaddeus Thomas Beczak	23/09/2003	23/09/2004 – 27/10/2007	3.90	350,000	–	–	350,000*	0
Total				350,000	–	–	350,000	0

* *Mr. Thaddeus Thomas Beczak retired as a Director of the Company on 24 May 2004 and the share options granted to him lapsed on 31 December 2004.*

Save as stated above, no options were granted to Directors of the Company pursuant to the Scheme during the year.

(ii) Options granted to employees

Date of grant	Exercise period	Exercise price/share HK$	Number of shares involved in the options				
			Outstanding at 01/01/2004	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2004
02/08/1999	02/08/2000 – 27/10/2007	5.00	1,352,500	–	–	(260,000)	1,092,500
11/01/2000	11/01/2001 – 27/10/2007	5.51	1,078,500	–	–	(95,000)	983,500
20/04/2000	20/04/2001 – 27/10/2007	6.05	3,995,000	–	–	(565,000)	3,430,000
28/06/2001	28/06/2002 – 27/10/2007	4.95	845,000	–	–	(125,000)	720,000
23/09/2003	23/09/2004 – 27/10/2007	3.90	2,600,000	–	–	(500,000)	2,100,000
Total			9,871,000	–	–	(1,545,000)	8,326,000

Valuation of share options has not been presented as the exercise prices of all the share options which were vested as at 31 December 2004 were above the market price of the shares of the Company as at 31 December 2004.

Directors' Report

DIRECTORS' INTEREST IN COMPETING BUSINESS

Mr. Robert Ng Chee Siong, a Non-executive Director of the Company, informed the Board that as at 31 December 2004, he was the Chairman of the Boards of Sino Land Company Limited and its holding company Tsim Sha Tsui Properties Limited, which are in the business of property investment and development. In addition, as at 31 December 2004, Mr. Ng was also a director and shareholder of Boswell Holdings Ltd and its subsidiaries and associated corporations which are also in the business of property investment and development.

The Board is satisfied that property investment and development does not form part of the Company's core business. Publishing remains the core business and focus of the Company.

Save as stated above, none of the Directors of the Company has any interest in a business which competes or is likely to compete with the business of the Group during the year.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' SERVICE CONTRACTS

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES AS AT 31 DECEMBER 2004

Details of options granted as at 31 December 2004 by the Company under the share option scheme to a Director to subscribe for shares of the Company was set out in the section headed "Share Option Scheme" of this report.

Apart from the aforesaid, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

MAJOR TRANSACTION

As announced by the Company on 15 September 2004, SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, entered into a conditional agreement with The Dairy Farm Company, Limited (the "Purchaser") on 13 September 2004, pursuant to which SCMP Retailing disposed of certain assets relating to the convenience store retail business carried under the name "Daily Stop" to the Purchaser (the "Transaction").

The above disposal constituted a major transaction of the Company pursuant to Chapter 14 of the Listing Rules and was subject to the approval by the shareholders of the Company. At a special general meeting of the Company held on 28 October 2004, the said disposal was unanimously approved by the shareholders who attended the meeting.

Completion of the sale took place on 9 November 2004. The total gross consideration of the Transaction was HK$101.5 million, HK$96.5 million of which had been received in 2004. The remaining balance of HK$5 million, being a retention fund retained by the Purchaser in accordance with the conditional sale and purchase agreement signed on 13 September 2004, will be payable to SCMP Retailing in 2005. The Transaction generated a profit of HK$76.8 million which was recognised in 2004.



CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Company and its subsidiaries had the following transactions which constituted connected transactions under the Listing Rules and related party transactions under the Hong Kong Statements of Standard Accounting Practice:

(1) Certain subsidiaries of the Company had the following connected transactions with subsidiaries of Kerry Group Limited ("Kerry Group"), a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

(A) Transactions under Conditional Waiver for Compliance with Disclosure Requirements under Listing Rule 14.25

(i) Logistics Services

(a) An agreement dated 25 March 2003 was made between SCMP Book Publishing Limited ("SCMP Book Publishing"), a wholly owned subsidiary of the Company, and Kerry Logistics (Hong Kong) Limited ("Kerry Logistics"), a subsidiary of Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group, whereby SCMP Book Publishing engaged Kerry Logistics to provide logistics services including warehousing, inventory management, delivery and related services ("Logistics Services") for a period of one year from 1 March 2003 to 29 February 2004. Pursuant to an agreement of extension dated 24 February 2004, both parties agreed to extend the term of the agreement to 31 March 2004. The service fees paid by SCMP Book Publishing under the said agreements for the period from 1 January 2004 to 31 March 2004 amounted to HK$137,416.

(b) An agreement dated 16 September 2002 was made between SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, and Kerry Logistics whereby SCMP Retailing engaged Kerry Logistics to provide Logistics Services for a period of one year from 1 October 2002 to 30 September 2003. Pursuant to five agreements of extension dated 29 September 2003, 30 October 2003, 30 November 2003, 31 December 2003 and 16 February 2004 respectively, both parties agreed to extend the term of the agreement to 31 October 2003, 30 November 2003, 31 December 2003, 31 January 2004 and lastly to 31 March 2004. The service fees paid by SCMP Retailing under the said agreements for the period from 1 January 2004 to 31 March 2004 amounted to HK$493,618.

(ii) Transportation and Distribution Services

(a) An agreement dated 27 February 2003 was made between South China Morning Post Publishers Limited ("SCMP Publishers"), a wholly owned subsidiary of the Company, and Kerry Distribution (Hong Kong) Limited ("Kerry Distribution"), a subsidiary of Kerry Properties which is a subsidiary of Kerry Group. Pursuant to this agreement, SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to schools on Hong Kong Island and Kowloon for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 March 2004. The service fees paid by SCMP Publishers under the said agreement for the period from 1 January 2004 to 29 February 2004 amounted to HK$83,700.

(b) An agreement dated 27 February 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to schools in the New Territories, Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 March 2004. The service fees paid by SCMP Publishers under this agreement for the period from 1 January 2004 to 29 February 2004 amounted to HK$79,050.

(c) An agreement dated 27 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to SCMP Publishers' designated clients in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid by SCMP Publishers under this agreement for the period from 1 January 2004 to 26 January 2004 amounted to HK$24,323.

(d) An agreement dated 29 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to SCMP Publishers' distributors in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid by SCMP Publishers under this agreement for the period from 1 January 2004 to 26 January 2004 amounted to HK$105,677.

(e) An agreement dated 31 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery and collection services of documents to and from SCMP Publishers' designated offices in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid by SCMP Publishers under this agreement for the period from 1 January 2004 to 26 January 2004 amounted to HK$33,548.

(f) An agreement dated 31 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide pre-delivery services at Morning Post Centre in Tai Po, New Territories, Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid by SCMP Publishers under this agreement for the period from 1 January 2004 to 26 January 2004 amounted to HK$47,806.

On 27 November 2003, the Stock Exchange granted a conditional waiver to the Company for compliance with the disclosure requirements as stipulated under Rule 14.25 of the Listing Rules in respect of the above transactions (1)(A)(i) and (1)(A)(ii) (the "Transactions") on each occasion they arise for a period of two financial years ending 31 December 2005 (the "Waiver"). In accordance with the conditions of the Waiver, the Directors (including Independent Non-executive Directors) of the Company have reviewed the Transactions and confirm that:

(a) the Transactions were entered into by the Group in the ordinary and usual course of its business; conducted on normal commercial terms and in accordance with the relevant agreements on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interest of the Company as a whole; and

(b) the aggregate amount of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services for the year does not exceed 3% of the book value of the Company's net tangible assets as at 31 December 2004 (the "Relevant Cap Amount").



The Auditors of the Company have also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions;

(c) the aggregate value of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services does not exceed the Relevant Cap Amount; and

(d) the Transactions are in accordance with the pricing policy of the Group.

(B) Transactions not covered by Conditional Waiver for Compliance with Disclosure Requirements under Listing Rule 14.25

On 2 March 2004, the Stock Exchange confirmed to the Company that the Waiver was applicable to any extended terms of the said agreement between SCMP Book Publishing and Kerry Logistics as mentioned in (1)(A)(i)(a) above and agreement between SCMP Retailing and Kerry Logistics as mentioned in (1)(A)(i)(b) above up to 31 March 2004. Further extensions of the respective agreements beyond 31 March 2004 would be subject to the revised Listing Rules which came into effect on 31 March 2004.

(i) Logistics Services

(a) Upon the expiration of the term of agreement in the above transaction (1)(A)(i)(a) on 31 March 2004, two agreements of extension dated 20 October 2004 and 10 January 2005, respectively, were entered between SCMP Book Publishing and Kerry Logistics pursuant to which SCMP Book Publishing and Kerry Logistics agreed to extend the term of the agreement from 1 April 2004 to 30 November 2004 and from 1 December 2004 to 31 January 2005, respectively. The service fees paid by SCMP Book Publishing under the said agreements for the period from 1 April 2004 to 31 December 2004 amounted to HK$452,311.

(b) Upon the expiration of the term of agreement in the above transaction (1)(A)(i)(b) on 31 March 2004, an agreement of extension dated 1 November 2004 was entered between SCMP Retailing and Kerry Logistics pursuant to which SCMP Retailing and Kerry Logistics agreed to extend the term of the agreement from 1 April 2004 to 9 November 2004. Thereafter, the Logistics Services were provided to SCMP Retailing under a new agreement mentioned below. The service fees paid by SCMP Retailing under the said agreement for the period from 1 April 2004 to 9 November 2004 amounted to HK$1,120,881.

(c) An agreement dated 5 November 2004 was made between SCMP Retailing and Kerry Logistics whereby SCMP Retailing engaged Kerry Logistics to provide Logistics Services for the period from 9 November 2004 to 31 December 2004. SCMP Retailing and Kerry Logistics agreed to early terminate the agreement with effect from 1 December 2004. The service fees paid by SCMP Retailing under the said agreement for the period from 10 November 2004 to 30 November 2004 amounted to HK$28,739.

(ii) Advertising Services

(a) An agreement dated 29 December 2003 was made between SCMP Publishers and Kerry Holdings Limited ("Kerry Holdings"), a subsidiary of Kerry Group. Pursuant to this agreement, SCMP Publishers agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the group of companies under Kerry Group ("Kerry Holdings & Others") for a term of one year from 1 January 2004 to 31 December 2004.

(b) An agreement dated 23 October 2003 was made between SCMP Publishers and Kerry Holdings whereby SCMP Publishers agreed to provide display advertising services to Kerry Holdings & Others for a term of one year from 15 October 2003 to 14 October 2004.

(c) An agreement dated 11 October 2004 was made between SCMP Publishers and Kerry Holdings whereby SCMP Publishers agreed to provide display advertising services to Kerry Holdings & Others for a term of one year from 17 October 2004 to 16 October 2005.

The aggregate amount of service fees for the above transactions (1)(B)(ii) paid for the financial year ended 31 December 2004 amounted to HK$4,954,512.

(iii) Publication Services

(a) An agreement dated 5 December 2003 was made between SCMP Publishers and Kerry Real Estate Agency Limited ("Kerry Real Estate"), a subsidiary of Kerry Properties which is a subsidiary of Kerry Group. Pursuant to this agreement, SCMP Publishers was engaged to publish one issue of the magazine, "The Dress Circle" for Kerry Real Estate, in June 2004. The agreement has been fully performed and the amount received was HK$305,000.

(b) An agreement dated 11 June 2004 was made between SCMP Publishers and Kerry Real Estate whereby SCMP Publishers was engaged to publish one issue of the magazine, "The Dress Circle" for Kerry Properties, in August 2004. The agreement has been fully performed and the amount received was HK$589,000.

(c) An agreement dated 14 October 2004 was made between SCMP Publishers and Kerry Properties whereby SCMP Publishers was engaged to publish one issue of the magazine, "The Dress Circle" for Kerry Properties, in December 2004. Three more issues of the magazine are outstanding and remain to be published under the agreement. SCMP Publishers received HK$498,305 for the first issue.

(d) SCMP Publishers entered into a transaction with Kerry Properties to produce a year calendar in November 2004. The amount received for production of the calendar was HK$162,906.

In accordance with Rule 14A.37 of the Listing Rules, the Directors (including Independent Non-executive Directors) of the Company have reviewed the above continuing connected transactions (1)(B)(i) to (1)(B)(iii) (the "Continuing Connected Transactions") and confirm that the Continuing Connected Transactions were entered into by the Group in the ordinary and usual course of its business, were conducted on normal commercial terms and were entered into in accordance with the relevant agreements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed the Continuing Connected Transactions and confirmed to the Directors in writing that:

(a) the Continuing Connected Transactions have been approved by the Board of Directors of the Company;

(b) the Continuing Connected Transactions have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(c) the Continuing Connected Transactions are in accordance with the pricing policy of the Group.



The Company will make an announcement regarding the Continuing Connected Transactions and such logistics services transactions, advertising services transactions and publication services transactions entered or to be entered into in financial year 2005 in compliance with its disclosure obligations under the Listing Rules.

(2) As announced by the Company on 11 March 2004, South China Morning Post Publishers Limited ("SCMP Publishers"), TVE International Limited ("TVEI") and SCMP Publications Limited ("SPL") (all being wholly owned subsidiaries of the Company) and SCMP Haymarket Publishing Limited ("SCMPH") (now known as SCMP Magazines Publishing (HK) Limited) (a subsidiary in which the Company had a 51% interest) entered into a termination and release agreement ("Termination Agreement") with Haymarket Group Limited ("HGL"), Haymarket Publishing Services Limited ("HPSL"), Haymarket Publishing (Hong Kong) Limited ("HPHK") and Media & Marketing Limited ("MML") (collectively "Haymarket Group") on 2 March 2004, pursuant to which the parties terminated the SCMP/Haymarket Publishing joint venture and distributed related assets in the joint venture.

At the signing of the Termination Agreement, SPL, a wholly owned subsidiary of the Company, owned 51% interest in SCMPH, and hence a subsidiary of the Company. HPHK owned 49% interest in SCMPH and was a substantial shareholder of SCMPH. HPHK was therefore a connected person of the Company in accordance with Listing Rules. Accordingly, the entering into the Termination Agreement between the Company's subsidiaries and HPHK and others constituted a connected transaction for the Company under Listing Rules.

The SCMP/Haymarket Publishing joint venture was established between SCMP Publishers, TVEI, HGL, HPSL, HPHK and SCMPH under a joint venture agreement made on 2 October 1998 ("JVA") for publication of Chinese language magazines in Hong Kong, Macau, the PRC and Taiwan. SCMPH owned various magazine titles, namely "Automobile", "Amoeba", "Champion", "PC Home", "Autoworld" and "Techmag". SCMP Haymarket Publishing Pte Ltd ("Singco"), a wholly owned subsidiary of SCMPH, owned magazine title "CEI ASIA PACIFIC".

Under the Termination Agreement, TVEI acquired from HPHK its 49% interest in SCMPH and the right to receive repayment of the unsecured and non-interest bearing advances made by MML, HPSL and HPHK to SCMPH. HPHK acquired from SCMPH the entire issued share capital of Singco and copyright in the Chinese translations of all materials from time to time published in magazine titles belonging to Haymarket Group that had been produced in SCMPH's magazines "Automoblie" or "Autoworld" ("Haymarket Material"). After completion of the transaction, SCMPH became an indirect wholly owned subsidiary of the Company and Singco became a wholly owned subsidiary of HPHK. Further, each of SCMP Publishers, TVEI, HGL, HPSL, HPHK and SCMPH (parties to the JVA) was released from the mutual agreements and respective undertakings under the JVA.

The total consideration paid by TVEI to HPHK for the acquisition of a 49% interest in SCMPH and the assignment of the right to receive repayment of the advances made by HPHK to SCMPH (in an aggregate amount of HK$4,459,000) was HK$1.00. The total consideration paid by TVEI to MML and HPSL for the assignment of the right to receive repayment of the advances made by MML (in an aggregate amount of HK$4,199,700.19 after repayment of HK$4,556,806.70 by SCMPH on completion of the transaction) and HPSL (in an aggregate amount of HK$9,084,065) to SCMPH was HK$1.00. The total consideration paid by HPHK to SCMPH for acquisition of the entire issued share capital of Singco was S$1.00. There was no monetary or non-monetary consideration for the disposal of the copyright in the Haymarket Material by SCMPH to HPHK.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

Directors' Report

VALUATION OF PUBLISHING TITLES

The Company has appointed American Appraisal China Limited (the "Valuer"), an independent valuer, to value two of the Group's publishing titles, *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles") as at 31 December 2004 on an open market basis. The Valuer had valued the Publishing Titles at HK$4.369 billion. The Directors have adopted the Valuer's valuation in their annual valuation of the Publishing Titles.

The valuation is not reflected in the financial statements as the accounting principles generally accepted in Hong Kong and the accounting policies of the Company require any publishing titles to be stated at cost less accumulated amortisation.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the year, save that the Non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance. Further information on the Company's corporate governance practices is set out in the "Corporate Governance" section of this Annual Report on pages 37 to 42.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Kuok Khoon Ean
Chairman

Hong Kong, 1 April 2005

CORPORATE GOVERNANCE



The Board of Directors and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has evolved sound corporate governance mechanisms to ensure it adheres to the highest ethical and business standards. The key test of corporate governance mechanisms is whether they align the interests of management with those of shareholders to adequately protect and promote shareholder interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

Throughout the year the Group has complied with the Code of Best Practice of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") except that during the year the Non-executive Directors were not appointed for a specific term, but were subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws.

The Group, however, has strived to do more and do better in its corporate governance practices. Set out below are our current framework of governance and the ways forward.

THE BOARD OF DIRECTORS

The Board recognises its responsibility to represent the interests of shareholders. The Board has eight Directors. Six are Non-executive Directors, including three Independent Non-executive Directors who represent more than one-third of the Board. The biographies of all the Directors are set out on pages 14 to 15 of this Annual Report.

Each Director brings a wide range and years of business experience to the Board. The Directors' combined knowledge, expertise and experience are extremely valuable in overseeing the Group's business.

The Board exercises its powers and performs its functions to consider or approve key matters including the following:

- Strategic direction
- Budgets
- Audited financial statements
- Interim and final results
- Interim and annual reports
- Significant investments
- Major acquisitions and disposals
- Major financings, borrowings and guarantees
- Material contracts
- Risk management

In addition the Board discusses major operating issues, evaluates opportunities and business risks, and considers corporate communications and human resources issues. In relation to financial reporting, all Directors acknowledge their responsibilities for preparing the accounts of the Group.

The Board holds at least four meetings annually at quarterly intervals. Agenda of Board meetings are approved by the Chairman and presented to the Directors for comments. The Board is provided with adequate, timely and reliable information about the Group's business and developments before each Board meeting at which the Directors actively participate and hold informed discussions. To ensure accurate records of Board discussions and decisions are kept, all Directors are asked to review and comment on the Board minutes within a reasonable time after the meetings. The number of Board meetings held and meetings attended by each of the Directors during the year were:

Directors	Meetings attended	Meetings held during directorship
Mr. Kuok Khoon Ean	4	4
Mr. Roberto V. Ongpin	4	4
Mr. Ronald J. Arculli	4	4
Tan Sri Dr. Khoo Kay Peng	3	4
Ms. Kuok Hui Kwong (Note 1)	4	4
Mr. Peter Lee Ting Chang	4	4
Dr. The Hon. David Li Kwok Po	4	4
Mr. Robert Ng Chee Siong (Note 2)	2	3
Mr. Thaddeus Thomas Beczak (Note 3)	1	1

Notes:

1. Ms. Kuok Hui Kwong was appointed on 6 February 2004.
2. Mr. Robert Ng Chee Siong was appointed on 24 May 2004.
3. Mr. Thaddeus Thomas Beczak retired at the annual general meeting held on 24 May 2004.

Corporate Governance

All the Directors have access to the advice and services of the Company Secretary to ensure all board procedures are followed. Before each Board meeting, the Directors update the Board regarding offices held in public and private companies and organisations. There are also written procedures for the Directors to obtain independent professional advice at the Company's expense. Insurance has been arranged to cover the liabilities of the Directors and senior executives of the Group. The Board has also adopted specific procedures for meetings to be convened among all Non-executive Directors including the Independent Non-executive Directors in the absence of any Executive Director.

Independence of Independent Non-executive Directors

The Board has received from each of the Independent Non-executive Directors a confirmation of his independence according to the guidelines set out in Rule 3.13 of the Listing Rules. The Board is of the view that all Independent Non-executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and the Board Committees.

BOARD COMMITTEES

The Board has established a number of Board Committees to oversee certain aspects of the Group's affairs. Each Board Committee is appointed with written terms of reference and each member of the Board Committee has a formal letter of appointment setting out key terms and conditions relating to his appointment. Each Committee meets as frequently as required by business developments and the operation of the Group. Board Committee members are provided with adequate and timely information before each meeting or discussion. All Committee members are asked to review and comment on the minutes of their meetings within a reasonable time after the meetings.

Audit Committee

The Audit Committee was established in 1998. The members of the Committee are Messrs. Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and David Li Kwok Po, who are all Independent Non-executive Directors. The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters. The Audit Committee's main duties include:

- Reviewing the completeness, accuracy and fairness of interim and annual financial statements
- Reviewing the external auditors' qualifications, independence and performance
- Reviewing and approving the nature and scope of audit, other terms of engagement and remuneration of the external auditors
- Reviewing the results of audits performed by the external auditors and actions required on significant audit findings and control weaknesses
- Reviewing the system of internal controls in place
- Acting as a communication channel between the Board, Management and external auditors

The Audit Committee meets at least twice a year. Special meetings may be called at the discretion of the Chairman or at the request of Management to review significant control or financial issues. The Audit Committee also meets with the external auditors in the absence of Management to understand the auditors' work and views. The Chairman of the Audit Committee reports to the Board at least twice a year on the Committee's activities and highlights any significant issues. The members attended all Committee meetings held in 2003 and 2004. Key matters reviewed by the Audit Committee during the year were:

- Audited financial statements
- Final and interim results
- Report from the external auditors on the audit of the Group's accounts
- Re-appointment of the external auditors
- Proposals from Management to set up an internal audit function
- Terms of reference of the Audit Committee

During the year, the Board has not taken any view that is different from that of the Audit Committee nor rejected any recommendation presented by the Audit Committee.



The terms of reference of the Audit Committee are available in the Group's corporate website www.scmpgroup.com.

Remuneration Committee

The Remuneration Committee was established in 2000. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs. Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean. The Committee determines the remuneration packages of all Executive Directors and senior management of the Group. The Committee also gives recommendations to the Board on the remuneration of Non-executive Directors. The Committee reviews human resources policies of the Group, including retirement benefits and share options under the Company's Share Option Scheme.

The terms of reference of the Remuneration Committee are available in the Group's corporate website www.scmpgroup.com.

Nomination Committee

The Nomination Committee was established recently by the Board to identify candidates for appointment to the Board and to review the size and composition of the Board. The members of the Committee are Messrs. Peter Lee Ting Chang, Ronald J. Arculli and Kuok Khoon Ean. The Chairman of the Nomination Committee is Mr. Peter Lee Tang Chang. Prior to the establishment of the Nomination Committee, the Board was responsible for agreeing to the appointment of its members and nominating them for election and re-election by the Company's shareholders.

The terms of reference of the Nomination Committee are available in the Group's corporate website www.scmpgroup.com.

Share Option Scheme Committee

The Share Option Scheme Committee was established in 1998. The Committee assisted the Board in reviewing proposals to grant share options to senior executives of the Group, giving recommendations to the Remuneration Committee and then to the Board. During the year, the members of the Committee were Messrs. Peter Lee Ting Chang, Ronald J. Arculli, David Li Kwok Po and Kuok Khoon Ean.

Since the Remuneration Committee has been assisting the Board in the review of share option grants, the Board recently approved a resolution to dissolve the Share Option Scheme Committee and empower the Remuneration Committee to review all grants of share options by the Company to the senior executives of the Group under the Company's Share Option Scheme.

Investment Committee

The Investment Committee was established in 1995. The Committee assisted the Board in reviewing and monitoring the Group's share investment portfolio and giving recommendations to the Board on investment decisions. During the year, the members of the Committee were Messrs. Kuok Khoon Ean and Roberto V. Ongpin.

In recent years, it has been the Group's practice to present major investment matters to the Board for deliberation and approval. As a result, the Board recently approved a resolution to dissolve the Investment Committee and present major investment matters to the Board for approval.

APPOINTMENT, RE-ELECTION AND REMOVAL OF DIRECTORS

Directors who are appointed to fill vacancies are subject to re-election at the first annual general meeting of the Company after his or her appointment. The Board has proposed amendments to the Company's Bye-Laws which would require all the Directors to be subject to retirement by rotation once every three years and each of the Non-executive Directors to be appointed for a specific term of three years. These proposed amendments will be presented for shareholders' approval at the Company's Annual General Meeting to be held in May 2005.

The Board also recently confirmed the terms of functions of all Non-executive Directors and Board Committee members with formal letters of appointment.

DIRECTORS' REMUNERATION

The Directors' fees and all other reimbursements and emoluments paid or payable to the Directors during the year are set out on an individual and named basis, in note 7 to the financial statements of this Annual Report on page 61.

Corporate Governance

BOARD'S DELEGATION OF POWERS AND MANAGEMENT FUNCTIONS

The Board sets the strategic direction and oversees the performance of the Group's business and management. The Board has the power to decide on all major or significant business matters of the Group under the written terms of the Board's powers and functions. In the written terms, the Board has also provided for specific delegation of powers and functions to Management and division of responsibilities between the Board and Management.

Management Committee

The Management Committee is composed of the Executive Chairman of the Board, chief officers of the Group and heads of the Group's divisions and key subsidiaries. Meetings are held regularly to:

- Ensure business activities are coordinated and profitable
- Discuss major operating issues
- Evaluate business and operating risks
- Review and propose strategic plans to achieve long term growth and profitability
- Review and approve major expenditures
- Approve partnerships, ventures and significant disposal of assets

Each of the Group's divisions also holds weekly or bi-monthly operational meetings with minutes of meetings circulated to the Management Committee.

SECURITIES TRANSACTIONS OF DIRECTORS AND SENIOR EXECUTIVES

The Board first adopted the Model Code of Securities Transactions by Directors in 1990. The Model Code requirements have been applied to govern securities transactions of senior executives of the SCMP Group since 1998. In 2004, the Board revised the Model Code to bring it in line with the amendments to the Listing Rules introduced by The Stock Exchange of Hong Kong Limited during the year.

The Director who had securities transactions in the Company's shares during the year had informed the Chairman of his intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Model Code. Interests in the Company's shares (including share options) held by the Directors as at 31 December 2004 are set out in the Directors' Report section of this Annual Report on page 26. All the Directors and senior executives have complied with the Model Code during the year.

CODE OF CONDUCT

We pride ourselves on our integrity and ethical standards. Our reputation is a priceless business asset and fundamentally depends on the fair and honest practices of all employees. We have adopted a Company Code of Conduct ("Code") to ensure that all Directors, managers and employees act with integrity. Employees are expected to share the responsibility of maintaining the Group's reputation and their own by performing their duties with objectivity, accuracy, fairness, and by strict compliance with all relevant laws of any applicable jurisdiction and the Code. Journalists are also expected to comply with the Hong Kong Journalists Association's Code of Ethics.

SHAREHOLDER RELATIONS & SHAREHOLDERS' RIGHTS

All of the Company's shares are ordinary shares carrying equal rights of vote. As at the date of this Annual Report, sufficient shares of the Company were on public float as required by the Listing Rules.

The Board and Management recognise their responsibility to look after the interests of the shareholders of the Company. Shareholder relations play an integral part in corporate governance. The Group keeps shareholders informed of its performance, operations and significant business developments in a number of ways.



We report on financial and operating performance to shareholders twice each year through annual and interim reports. We give shareholders the opportunity to raise concerns or propose recommendations to the Board at the Company's Annual General Meetings ("AGM"). A representative of the Company's external auditors is requested to attend the AGM to answer questions about the external audit and the audit report. Shareholders may visit our website www.scmpgroup.com for up-to-date financial and other information about the Group and its activities.

The Chairman of the Board and all former chairmen have attended all AGM and special general meetings of shareholders held by the Company throughout the years 1990 to 2004.

Shareholders have specific rights under the Company's Bye-Laws to convene special general meetings. A shareholder or shareholders holding not less than one-tenth of the Company's shares may require the Directors to convene a special general meeting of the Company by depositing a signed requisition at the registered office of the Company stating the purpose of the meeting. Up to the date of this Annual Report, no shareholder has requested the Company to convene a special general meeting.

During the year, the Company held an AGM and a special general meeting. At the AGM held in May, matters including the final dividend distribution, re-election of retiring Directors, re-appointment of external auditors, amendments to the Bye-laws of the Company, grant of a general mandate for the issuance and repurchase of Company shares by the Group were presented for shareholders' approval. All proposed resolutions were approved by the shareholders present at the meeting. At the special general meeting held in October, the Board proposed for shareholders' approval the disposal of the Group's Daily Stop business and assets. The disposal was unanimously approved by the shareholders present at the meeting.

The Company made changes to its Memorandum of Association and Bye-Laws during the year to comply with the amendments to the Listing Rules which came into effect on 31 March 2004.

We host analyst briefings twice a year after the interim and final results are released. In addition, senior management meets regularly with investors to provide information about the Group's performance and business activities. During 2004, senior management held 24 group and one-on-one investor meetings.

The Legal and Corporate Secretarial department and Corporate Communications department respond to enquiries from shareholders and other interested parties throughout the year. They also present to the Board any enquiry addressed to the Board by any shareholder. Their contact details are set out in the Corporate Information section of this Annual Report on page 83.

The Group promotes fair disclosure of information to all investors.

EXTERNAL AUDITORS

PricewaterhouseCoopers was first appointed as the Group's external auditors in 2001.

During the year, PricewaterhouseCoopers provided the following audit and non-audit services to the Group:

	2004 **HK$'000**	2003 HK$'000
External audit	**1,769**	1,543
Tax services	**626**	449
Other advisory services	**990***	250

* *Includes HK$732,000 for attending stock count services in relation to the sale of retail assets.*

PricewaterhouseCoopers will retire and offer themselves for re-appointment at the AGM of the Company to be held in May 2005.

INTERNAL CONTROLS

The Board of Directors recognises its responsibility for the Group's internal control system and has reviewed the internal control policies in place and the progress report presented by Management.

Corporate Governance

The Board is responsible for setting and reviewing internal control policies to monitor the Group's overall financial position, to protect its assets and to prevent material financial loss and misstatements. The Board delegates the implementation of these policies to Management. Management is responsible for identifying and evaluating the risks faced by the Group and for designing, operating and monitoring an effective internal control system which implements the policies adopted by the Board.

The Group's internal control system has been designed to help the Group achieve its business objectives, to safeguard its assets against unauthorised use, to ensure maintenance of proper accounting records, to provide reliable financial information for internal use and for public disclosure, and to ensure compliance with relevant legislation and regulations. The internal control system includes:

- A clearly defined organisational structure with proper delegation of authority, which is regularly reviewed by senior management
- Strategic plans for achieving annual operating and financial targets, including the preparation of the Group's budget which involves all department heads and is presented to the Board for approval annually
- Comprehensive budgeting, forecasting and management accounting systems to provide financial and operational key performance indicators, and to generate variances against budgets which are reviewed by senior management
- Quarterly operating results, which are reviewed by the Board

The Group reviews its internal control system no less than once a year. We have recently appointed KPMG, an accounting firm, to advise on the Group's internal control system and to assist the Group in setting up an internal audit function. The external advisor's review is expected to be completed in April 2005. The Group intends to establish an internal audit function in 2005.

CORPORATE DISCLOSURE POLICY

We have a corporate disclosure policy that ensures full and timely disclosure of material information and to give all shareholders equal access to such information.

In the event any material information is required to be disclosed to the public by law or the Listing Rules, the Group notifies the public through announcements published in English and Chinese newspapers in Hong Kong. The Board reviews and approves the information disclosed. Only the Board is authorized to approve on behalf of the Group, any announcements before they are released by the Legal and Corporate Secretarial department.

In addition to statutory reporting obligations, the Group provides timely information about corporate affairs by issuing press releases through the Corporate Communications department.

$16,851,275



AUDITORS' REPORT



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 45 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 1 April 2005

AUDITED FINANCIAL STATEMENTS



CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended 31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000
Turnover	3	**1,374,673**	1,279,996
Other revenue	3	**5,789**	4,091
Staff costs	5	**(369,152)**	(368,799)
Cost of production materials/sales		**(413,604)**	(410,416)
Rental and utilities		**(74,345)**	(83,456)
Depreciation and amortisation		**(83,861)**	(83,261)
Advertising and promotion		**(23,933)**	(15,259)
Other operating expenses		**(151,391)**	(153,117)
		(1,110,497)	(1,110,217)
Gain on disposal of a discontinued operation	4	**76,760**	–
Surplus/(deficit) on revaluation of investment properties		**18,062**	(112,046)
Gain/(loss) on disposal of long-term investment shares		**7,326**	(2,267)
Loss on termination of a jointly controlled entity		**(1,076)**	–
Loss on disposal of investments in associates		**–**	(2,612)
Provision for asset impairment		**–**	(780)
Gain on disposal of a subsidiary		**–**	600
		101,072	(117,105)
Profit from Operating Activities	5	**365,248**	52,674
Finance costs	6	**(1,911)**	(5,194)
Operating Profit		**363,337**	47,480
Share of profits less losses of associates		**10,299**	3,981
Share of loss of a jointly controlled entity		**(361)**	(4,048)
Profit before Taxation		**373,275**	47,413
Taxation	8	**(50,461)**	(41,674)
Profit after Taxation		**322,814**	5,739
Minority interests		**(5,668)**	(3,977)
Profit Attributable to Shareholders	9 & 25	**317,146**	1,762
Dividend Distributions	10	**234,142**	93,657
Earnings per share	11		
Basic		**20.32 cents**	0.11 cents
Diluted		**N/A**	N/A

Audited Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2004

	Notes	**2004 HK$'000**	2003 HK$'000
At 1 January			
As previously stated		**1,470,024**	1,537,245
Changes in accounting policies	25	**–**	(8,491)
As restated		**1,470,024**	1,528,754
Surplus on revaluation of long-term investment shares	25	**43,307**	29,796
Exchange differences on consolidation	25	**240**	2,416
Net gains not recognised in the profit and loss account		**43,547**	32,212
Profit for the year	25	**317,146**	1,762
Investment revaluation reserve released on disposal	25	**(5,535)**	(1,212)
Translation reserve released on disposal	25	**243**	2,165
Dividends			
2004 interim dividend distribution	25	**(78,047)**	–
2003 final dividend distribution	25	**(62,438)**	–
2003 interim dividend distribution	25	**–**	(31,219)
2002 final dividend distribution	25	**–**	(62,438)
		171,369	(90,942)
At 31 December		**1,684,940**	1,470,024

CONSOLIDATED BALANCE SHEET

As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-Current Assets			
Intangible assets	13	**41,880**	33,172
Fixed assets	14	**1,301,689**	1,347,348
Defined benefit plan's assets	23(a)	**30,415**	27,070
Interests in associates	16	**41,543**	37,425
Interest in a jointly controlled entity	16	–	7,527
Long-term investment shares	17	**156,660**	128,320
		1,572,187	1,580,862
Current Assets			
Inventories	18	**37,774**	40,618
Accounts receivable	19	**191,613**	162,182
Prepayments, deposits and other receivables		**42,133**	42,994
Bank balances and deposits		**363,095**	159,804
		634,615	405,598
Current Liabilities			
Accounts payable and accrued liabilities	20	**116,709**	148,292
Taxation payable		**30,087**	5,817
Subscriptions in advance		**22,848**	22,931
Bank overdraft, secured	21	**2,358**	2,814
Current portion of long-term bank loan, unsecured	21	**230,000**	–
		402,002	179,854
Net Current Assets		**232,613**	225,744
Total Assets Less Current Liabilities		**1,804,800**	1,806,606
Non-Current Liabilities			
Minority interests		**12,320**	9,677
Long-term bank loan, unsecured	21	**17,000**	230,000
Deferred taxation	22	**90,540**	96,905
		119,860	336,582
		1,684,940	1,470,024
Capital and Reserves			
Share capital	24	**156,095**	156,095
Reserves		**1,372,750**	1,251,491
Proposed dividend distributions		**156,095**	62,438
	25	**1,528,845**	1,313,929
		1,684,940	1,470,024

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Net cash inflow from operations	29(a)	**285,415**	249,944
Interest paid		**(1,911)**	(5,194)
Hong Kong profits tax paid		**(30,280)**	(29,927)
Overseas tax paid		**(472)**	(231)
Net cash inflow from operating activities		**252,752**	214,592
Investing Activities			
Additions to fixed and intangible assets		**(37,893)**	(58,483)
Interest received		**815**	1,543
Dividends received from:			
Listed investments		**1,225**	1,231
Associates		**5,193**	2,306
Termination of a jointly controlled entity		**(633)**	–
Proceeds from disposal of a discontinued operation	29(d)	**90,441**	–
Proceeds from disposals of long-term investment shares		**17,633**	25,936
Proceeds from disposals of fixed assets		**699**	602
Proceeds from disposals of interests in associates		**–**	5,564
Proceeds from disposal of a subsidiary	29(c)	**–**	3,051
Purchase of a subsidiary		**–**	(1,687)
Net cash inflow/(outflow) from investing activities		**77,480**	(19,937)
Net cash inflow before financing activities		**330,232**	194,655
Financing Activities	29(b)		
Drawdown/(repayment) of bank loan		**17,000**	(80,000)
Dividends paid to minority shareholder in a subsidiary		**(3,000)**	(3,000)
Dividends paid		**(140,485)**	(93,657)
Net cash outflow from financing activities		**(126,485)**	(176,657)
Increase in cash and cash equivalents		**203,747**	17,998
Cash and cash equivalents at 1 January		**156,990**	138,992
Cash and cash equivalents at 31 December		**360,737**	156,990
Analysis of cash and cash equivalents			
Bank balances and deposits		**363,095**	159,804
Bank overdraft		**(2,358)**	(2,814)
		360,737	156,990



BALANCE SHEET
As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-Current Assets			
Interests in subsidiaries	15	**1,515,780**	1,656,265
Current Assets			
Bank balances and deposits		**252**	254
Total Assets		**1,516,032**	1,656,519
Capital and Reserves			
Share capital	24	**156,095**	156,095
Reserves		1,203,842	1,437,986
Proposed dividend distributions		156,095	62,438
	25	**1,359,937**	1,500,424
		1,516,032	1,656,519

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

NOTES TO FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The registered office of SCMP Group Limited is located at Canon's Court, 22 Victoria Street, Hamilton, HM12 Bermuda.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, retailing, video and film post-production and properties investment. During the year, the Group disposed its retailing business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, except for the re-measurement of investment properties, and certain fixed assets and long-term investment shares, as further explained below.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities represents the excess of purchase consideration paid over the fair values ascribed to the identifiable assets and liabilities acquired.

Goodwill is included in intangible assets and is stated in the balance sheet at cost less accumulated amortisation and provision for impairment in value, if any. Goodwill is amortised on a straight-line basis over an estimated useful life, but not exceeding 20 years. Provision for impairment on any excess of the carrying amount of the goodwill over its estimated recoverable amount is expensed in the profit and loss account in the year in which the impairment occurs.

(d) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group retains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;



(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms;

(iv) interest income, on a time proportion basis taking into account the principal amounts outstanding and the effective interest rates applicable; and

(v) dividends, when the shareholder's right to receive payment is established.

(e) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or holds more than half of the issued share capital or controls the composition of its board of directors or has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Interests in subsidiaries in the Company's balance sheet are stated at cost less provision for impairment losses which are deemed necessary by the directors. The results of subsidiaries are accounted for by the Company on the basis of dividend received or receivable.

(f) Jointly controlled entity

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

A joint venture arrangement which involves the establishment of a separate entity in which the Group and other parties have an interest is referred to as a jointly controlled entity. A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The jointly controlled entity operates in the same way as other enterprises, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group's share of the post acquisition results and reserves of the jointly controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in a jointly controlled entity are stated in the consolidated balance sheet at the Group's share of net assets of the jointly controlled entity under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(g) Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence in its management. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(h) Intangible assets

(i) Publishing titles

Publishing titles are stated at cost less accumulated amortisation and provision for impairment in value, if any. The Group's publishing titles are amortised on a straight-line basis over ten years, taking into account the rapid change in the business environment and other factors.

(ii) Software cost

Software costs are stated at cost less accumulated amortisation. Software cost comprises purchase price and any costs incurred to bring the asset in use. Software costs are amortised on a straight-line basis over their estimated useful lives. Other software costs that do not meet the above criteria are accounted for in the profit and loss account in the period incurred.

(i) **Investment properties**

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential.

Investment properties held under leases with unexpired periods of 20 years or less are depreciated over the unexpired terms of the leases.

Investment properties held under leases with unexpired periods greater than 20 years are stated at open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

(j) **Fixed assets and depreciation**

Fixed assets, other than investment properties and assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Surpluses arising from the revaluation of fixed assets are dealt with in the asset revaluation reserve. Revaluation deficits are charged to the profit and loss account to the extent that they exceed surpluses arising previously on the individual assets. A subsequent revaluation increase is recognised as income to the extent that it reverses a revaluation deficit of the same asset previously charged to the profit and loss account.

Depreciation is provided on the straight-line method over the following estimated useful lives:

Land	Over the lease term
Buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

(k) **Impairment and gain or loss on sale**

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in land and buildings and other fixed assets are impaired. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the assets are carried at valuation and the impairment loss does not exceed the revaluation surplus for that same assets, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.



(l) Long-term investment shares

Long-term investment shares, which represent share investments not held for trading purposes, are carried at their fair values. The unrealised gain or loss so arising is recognised directly in equity, as a movement in the investment revaluation reserve, until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, as deemed necessary by the Directors, at which time the cumulative unrealised gain or loss is included in the net profit or loss for the year.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value after making due allowance for any obsolete or slow-moving items. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(o) Foreign currencies

The Group's financial records are maintained and the financial statements are stated in Hong Kong dollars.

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable market rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the balance sheet of subsidiaries, jointly controlled entity and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. The resulting translation differences are included in the translation reserve.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Employee retirement schemes

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees. The assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the profit and loss account as incurred and the DC and Top-up schemes may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension cost are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which has similar terms as the related liabilities. Actuarial gains and losses are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(iii) Equity compensation benefits

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. When options are granted, no compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credit to share capital (nominal value) and share premium.

(r) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(s) Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

(t) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of sources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liabilities is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.



(u) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as secondary reporting format. No geographical reporting format is presented as the substantial businesses are based in Hong Kong.

Segment assets consist primarily of long-term investment shares, defined benefit plan's assets, intangible assets, fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation, minority interests and corporate bank borrowing. Capital expenditure mainly comprises additions to intangible assets (note 13) and fixed assets (note 14).

(v) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION

Turnover comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income.

An analysis of Group's turnover and other revenue for the year is as follows:

	2004 HK$'000	2003 HK$'000
Turnover		
Newspapers, magazines and other publications	**972,537**	773,830
Retailing	**351,971**	398,620
Investment properties	**13,885**	81,401
Video and film post-production	**22,499**	20,208
Music publishing	**13,781**	5,937
	1,374,673	1,279,996
Other revenue		
Dividend income from listed investments	**2,100**	1,427
Interest income	**815**	1,543
Others	**2,874**	1,121
	5,789	4,091
Total revenue	**1,380,462**	1,284,087

Substantially all the activities of the Group are based in Hong Kong and below is a segment information by business segments:

Year ended 31 December 2004

	Continuing Operation				Discontinued Operation	
	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Retailing HK$'000	Total HK$'000
Turnover	972,537	13,885	22,499	13,781	351,971	1,374,673
Segment results and operating profit/(loss)	252,123	28,296	(3,940)	9,394	77,464	363,337
Share of profits less losses of						
– associates	10,299					10,299
– a jointly controlled entity	(361)					(361)
Profit before taxation						373,275
Taxation						(50,461)
Profit after taxation						322,814
Minority interests						(5,668)
Profit attributable to shareholders						317,146
Segment assets	1,428,614	677,354	34,107	5,191	19,993	2,165,259
Interests in associates	41,543	–	–	–	–	41,543
Total assets						2,206,802
Segment liabilities	(113,221)	(9,352)	(21,572)	(1,488)	(13,282)	(158,915)
Unallocated liabilities						(362,947)
Total liabilities						(521,862)
Capital expenditure	25,081	1,538	8,506	–	2,768	37,893
Depreciation	74,939	–	1,983	24	2,591	79,537
Amortisation	4,324	–	–	–	–	4,324



Year ended 31 December 2003

	Continuing Operation				Discontinued Operation	
	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Retailing HK$'000	Total HK$'000
Turnover	773,830	81,401	20,208	5,937	398,620	1,279,996
Segment results and operating profit/(loss)	79,116	(32,965)	(2,301)	4,298	(668)	47,480
Share of profits less losses of						
– associates	3,524		457			3,981
– a joint controlled entity	(4,048)					(4,048)
Profit before taxation						47,413
Taxation						(41,674)
Profit after taxation						5,739
Minority interests						(3,977)
Profit attributable to shareholders						1,762
Segment assets	1,195,582	647,923	29,613	2,437	65,953	1,941,508
Interests in associates	35,009	–	–	–	2,416	37,425
Interest in a joint controlled entity	7,527	–	–	–	–	7,527
Total assets						1,986,460
Segment liabilities	(98,677)	(4,584)	(2,480)	(775)	(64,707)	(171,223)
Unallocated liabilities						(345,213)
Total liabilities						(516,436)
Capital expenditure	35,043	1,046	16,464	22	6,054	58,629
Depreciation	75,666	5	1,009	106	3,437	80,223
Amortisation	3,038	–	–	–	–	3,038
Impairment charge	780	–	–	–	–	780

4. **DISCONTINUED OPERATION**

On 15 September 2004, the Group announced that SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, entered into an agreement with The Dairy Farm Company, Limited (the "Purchaser") on 13 September 2004, pursuant to which SCMP Retailing disposed certain assets relating to the convenience store retail business carried under the name of "Daily Stop" to the Purchaser (the "Disposal"). Upon the completion of the Disposal on 9 November 2004, the Group discontinued its business of the operation of convenience retail stores.

The turnover, results, cash flows and net assets of the discontinued operation were as follows:

	2004 **HK$'000**	2003 HK$'000
Turnover	**351,971**	398,620
Other revenue	**12**	11
Operating costs	**(351,279)**	(399,299)
Operating profit/(loss)	**704**	(668)
Taxation	**–**	–
Profit/(loss) for the year	**704**	(668)
Net operating cash (outflow)/inflow	**(31,431)**	2,291
Net investing cash outflow	**(2,755)**	(5,837)
Total net cash outflow	**(34,186)**	(3,546)

	At **31 December** **2004** **HK$'000**	At 31 December 2003 HK$'000
Fixed assets	**–**	7,495
Intangible assets	**–**	823
Current assets	**19,993**	57,635
Total assets	**19,993**	65,953
Total liabilities	**(13,282)**	(64,707)
Net assets	**6,711**	1,246

Net assets sold	**(17,772)**
Proceeds from sale, net of expenses	**94,532**
Gain on disposal of a discontinued operation	**76,760**



5. PROFIT FROM OPERATING ACTIVITIES

Profit from operating activities is stated after charging and crediting:

	Group	
	2004	2003
	HK$'000	HK$'000
Charging		
Operating lease rentals on land and building	**47,933**	61,007
Loss on disposal of fixed assets	**736**	5,438
Deficit on revaluation of investment properties	**–**	112,046
Auditors' remuneration	**1,796**	1,524
Depreciation on owned assets	**79,537**	80,223
Amortisation of intangible assets	**4,324**	3,038
Office relocation expenses	**–**	10,916
Staff costs (including directors' remuneration, as set out in note 7):		
Wages and salaries	**358,881**	345,165
Pension costs – defined contribution plans	**17,156**	17,967
Less: Forfeited contributions	**(3,540)**	(4,975)
Net pension costs – defined contribution plans	**13,616**	12,992
Pension (income)/costs – defined benefit plan	**(3,345)**	10,642
	369,152	368,799
Crediting		
Net rental income from investment properties	**11,820**	80,802
Net rental income from leasehold land and buildings	**1,566**	1,435
Surplus on revaluation of investment properties	**18,062**	–

6. FINANCE COSTS

	Group	
	2004	2003
	HK$'000	HK$'000
Interest on bank loans and overdraft		
Wholly repayable within five years	**1,887**	5,194
Not wholly repayable within five years	**24**	–
	1,911	5,194

7. DIRECTORS' REMUNERATION

The aggregate amounts of remuneration payable to Directors of the Company during the year are as follows:

	2004 **HK$'000**	2003 HK$'000
Fees:		
Executive	**–**	–
Non-executive	**933**	400
Other emoluments:		
Salaries, allowances and benefits in kind	**488**	5,375
Retirement scheme contributions	**42**	75
Bonuses paid and payable	**67**	–
	1,530	5,850

The remuneration of the above Directors fell within the following bands:

	2004	2003
HK$Nil – HK$1,000,000	**9**	5
HK$1,000,001 – HK$1,500,000	**–**	1
HK$4,000,001 – HK$4,500,000	**–**	1
	9	7

Mr. Kuok Khoon Ean informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. No discretionary bonus was paid to Mr. Kuok in the years 2003 and 2004. As at the date of this Annual Report, Mr. Kuok was still waiving his said entitlements. Save from the aforesaid, there was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent Non-executive Directors during the year were approximately HK$632,000 (2003: HK$300,000). Directors' fees received or receivable by other Non-executive Directors during the year amounted to approximately HK$301,000 (2003: HK$100,000). Benefits in kind received or receivable by other Non-executive Directors during the year amounted to approximately HK$7,000 (2003: Nil). In 2003, Non-executive Directors waived half of their annual directors' fees for that year in support of the Company's business which was affected by the Sars outbreak. Save from the aforesaid, there were no other emoluments paid to Non-executive Directors in 2004.

On 23 September 2003, options were granted to a Director of the Company to acquire 350,000 shares of par value HK$0.10 each in the share capital of the Company at an exercise price of HK$3.90 per share under the Company's share option scheme. The options are exercisable from 23 September 2004 to 27 October 2007. The market value per share at the date of grant was HK$3.90. No options were granted to Directors of the Company in 2004.



The details of the remuneration of each of the Directors for the year ended 31 December 2004 are set out below:

Name of Director	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Retirement scheme contributions HK$'000	Bonuses paid and payable HK$'000	Total HK$'000
Kuok Khoon Ean	–	30	–	–	30
Roberto V. Ongpin	100	–	–	–	100
Ronald J. Arculli	250	–	–	–	250
Khoo Kay Peng	100	–	–	–	100
Kuok Hui Kwong	–	451	42	67	560
Peter Lee Ting Chang	250	–	–	–	250
David Li Kwok Po	132	–	–	–	132
Robert Ng Chee Siong	61	–	–	–	61
Thaddeus Thomas Beczak*	40	7	–	–	47
	933	488	42	67	1,530

* *Mr. Thaddeus Thomas Beczak retired as a Director of the Company at the annual general meeting held on 24 May 2004.*

Five highest paid individuals

The five highest paid individuals during the year include none (2003: one) of the Directors. The details of the remuneration of the five (2003: four) highest paid individuals are set out below:

	2004 HK$'000	2003 HK$'000
Salaries, allowances and benefits in kind	**9,171**	7,403
Retirement scheme contributions	**300**	204
Bonuses paid and payable	**2,031**	772
Compensation for loss of office	**830**	–
	12,332	8,379

The remuneration of the five (2003: four) highest paid individuals fell within the following bands:

	2004	2003
HK$2,000,001 – HK$2,500,000	**3**	4
HK$2,500,001 – HK$3,000,000	**1**	–
HK$3,000,001 – HK$3,500,000	**1**	–
	5	4

The Company's remuneration policy is established to attract, motivate and retain high performing individuals so that they are committed to the success of our business, thereby enhancing shareholder value.

The Company has a share option scheme. The Remuneration Committee approves the granting of share options and reports such grants to the Board of Directors. The grant is made based on individual's performance and contributions.

Executive Directors serving on the Board and Board Committees have not drawn any directors' fee in the year. The director's fee of each of the Non-executive Directors (2004: HK$100,000; 2003: HK$50,000) is fixed by the Board of Directors pursuant to the authority granted by the shareholders at the Company's annual general meeting. Each Non-executive Director serving on the Audit Committee and the Remuneration Committee receives an additional fee (Audit Committee: 2004: HK$100,000; 2003: HK$50,000; Remuneration Committee: 2004: HK$50,000; 2003: HK$25,000). The directors' remunerations are determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature.

8. TAXATION

Hong Kong profits tax has been provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year.

	Group	
	2004	2003
	HK$'000	HK$'000
Company and subsidiaries:		
Hong Kong profits tax	**54,075**	34,427
Overseas taxation	**472**	231
Deferred taxation relating to the origination and reversal of temporary differences	**(6,365)**	(2,881)
Deferred taxation resulting from an increase in tax rate	**–**	8,538
	48,182	40,315
Share of taxation attributable to:		
Associates	**2,279**	1,337
Jointly controlled entity	**–**	22
Taxation charges	**50,461**	41,674

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Profit before taxation	**373,275**	47,413
Calculated at a taxation rate of 17.5% (2003: 17.5%)	**65,323**	8,297
Income not subject to taxation	**(19,197)**	(2,337)
Utilisation of previously unrecognised tax losses	**(3,156)**	(1,251)
Effect of different taxation rates in other countries	**(2,454)**	(1,195)
Temporary difference not recognised	**(1,521)**	1,643
Over provision in prior year	**(1,480)**	(2,918)
Tax losses not recognised	**6,856**	5,600
Expenses not deductible for taxation purposes	**5,356**	24,516
Withholding tax	**472**	231
Temporary difference recognised on undistributed profit in associates	**256**	248
Others	**6**	302
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**–**	8,538
Taxation charges	**50,461**	41,674



9. **PROFIT ATTRIBUTABLE TO SHAREHOLDERS**

The profit of HK$317,146,000 (2003: HK$1,762,000) attributable to shareholders included loss of HK$2,000 (2003: nil) dealt with in the Company's own accounts.

10. **DIVIDEND DISTRIBUTIONS**

	Group and Company	
	2004	2003
	HK$'000	HK$'000
Interim dividend distribution, HK5 cents per share (2003: HK2 cents)	**78,047**	31,219
Proposed final dividend distribution, HK7 cents per share (2003: HK4 cents)	**109,266**	62,438
Proposed special dividend distribution, HK3 cents per share (2003: nil)	**46,829**	–
	234,142	93,657

11. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$317,146,000 (2003: HK$1,762,000) and 1,560,945,596 (2003: 1,560,945,596) shares in issue during the year.

The diluted earnings per share for the year is not shown as there was no dilution effect.

12. **GOODWILL**

	HK$'000
Cost	
At 1 January 2004 and 31 December 2004	611,703
Accumulated amortisation and provision for impairment	
At 1 January 2004 and 31 December 2004	611,703
Net book value	
At 31 December 2004 and 31 December 2003	–

13. **INTANGIBLE ASSETS**

	Publishing titles HK$'000	**Software costs HK$'000**	**Assets in progress HK$'000**	**Total HK$'000**
Cost				
At 1 January 2004	1,820,000	24,028	10,583	1,854,611
Additions	–	1,362	13,497	14,859
Disposal of a discontinued operation	–	–	(1,827)	(1,827)
Reclassification	–	22,253	(22,253)	–
At 31 December 2004	1,820,000	47,643	–	1,867,643
Accumulated amortisation				
At 1 January 2004	1,820,000	1,439	–	1,821,439
Provided during the year	–	4,324	–	4,324
At 31 December 2004	1,820,000	5,763	–	1,825,763
Net book value				
At 31 December 2004	–	41,880	–	41,880
At 31 December 2003	–	22,589	10,583	33,172

14. FIXED ASSETS

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Cost or valuation:					
At 1 January 2004	645,000	376,975	909,217	19,900	1,951,092
Additions	–	–	14,601	8,433	23,034
Reclassification	1,538	–	12,121	(13,659)	–
Termination of a jointly controlled entity	–	–	1,721	–	1,721
Disposals	–	–	(14,999)	–	(14,999)
Disposal of a discontinued operation	–	–	(20,785)	(2,380)	(23,165)
Revaluation surplus	18,062	–	–	–	18,062
Translation difference	–	–	51	57	108
At 31 December 2004	664,600	376,975	901,927	12,351	1,955,853
Accumulated depreciation:					
At 1 January 2004	–	74,788	528,956	–	603,744
Provided during the year	–	7,832	71,705	–	79,537
Termination of a jointly controlled entity	–	–	1,098	–	1,098
Disposals	–	–	(13,564)	–	(13,564)
Disposal of a discontinued operation	–	–	(16,691)	–	(16,691)
Translation difference	–	–	40	–	40
At 31 December 2004	–	82,620	571,544	–	654,164
Net book value					
At 31 December 2004	664,600	294,355	330,383	12,351	1,301,689
At 31 December 2003	645,000	302,187	380,261	19,900	1,347,348
Analysis of cost and valuation					
At cost – 2004	–	343,975	901,927	12,351	1,258,253
At valuation – 1990	–	33,000	–	–	33,000
– 2004	664,600	–	–	–	664,600
	664,600	376,975	901,927	12,351	1,955,853

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.



Certain of the Group's leasehold land and buildings were revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$33,000,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provision of paragraph 80 of Statements of Standard Accounting Practice No. 17 "Property, plant and equipment" issued by the HKICPA in 2001, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year financial statements. Had such leasehold land and buildings been carried at cost less accumulated depreciation, the carrying value of such leasehold land and buildings would have been stated at approximately HK$22,465,000 (2003: HK$23,246,000).

The Group's investment properties and leasehold land and buildings are held under medium term leases in Hong Kong.

The investment properties comprise offices, a studio and car parking spaces. The offices situated at (i) 20/F and 21/F and car parking spaces Nos. 21, 22 and 23 on 4th floor of Bank of America Tower at 12 Harcourt Road, Hong Kong; (ii) the lobby on the Ground Floor, a portion of the canopy on the 1st Floor level and the front portions of the 1st, 2nd and 3rd Floors of No. 1 Leighton Road and 9 advertising board spaces on the external wall, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong and (iii) the Clear Water Bay TV Studio situated at Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis based on their existing use as at 31 December 2004.

15. INTERESTS IN SUBSIDIARIES

	Company	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at costs	**–**	–
Amounts due from subsidiaries	**1,515,780**	1,656,265
	1,515,780	1,656,265

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in Note 30 to the financial statements.

16. INTERESTS IN ASSOCIATES AND A JOINTLY CONTROLLED ENTITY

	Group	
	2004	2003
	HK$'000	HK$'000
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	**39,239**	35,879
Unlisted shares	**3,120**	2,725
	42,359	38,604
Amounts due to associates	**(816)**	(1,179)
	41,543	37,425
Market value of listed shares at the balance sheet date	**104,376**	92,911

	Group	
	2004	2003
	HK$'000	HK$'000
Jointly controlled entity		
Share of net liabilities other than goodwill	**-**	(24,966)
Loans advanced	**-**	32,493
	-	7,527

On 2 March 2004, the Group and SCMP Haymarket Publishing Limited (the jointly controlled entity of the Group) entered into a termination and release agreement with Haymarket Group Limited, Haymarket Publishing Services Limited, Haymarket Publishing (Hong Kong) Limited and Media & Marketing Limited (collectively "Haymarket Group"), which the parties terminated the SCMP/Haymarket Publishing joint venture and distributed related assets in the joint venture to respective parties respectively. The loss on the termination was approximately HK$1,076,000.

Details of the principal associates are set out in Note 30 to the financial statements.

17. LONG-TERM INVESTMENT SHARES

	Group	
	2004	2003
	HK$'000	HK$'000
Listed equity shares, at fair value		
Hong Kong	**123,296**	94,725
The Philippines	**2,164**	2,395
	125,460	97,120
Unlisted equity shares, at fair value	**31,200**	31,200
	156,660	128,320
Market value of the listed equity shares	**125,460**	97,120

18. INVENTORIES

	Group	
	2004	2003
	HK$'000	HK$'000
Raw materials	**34,366**	19,427
Work in progress	**266**	485
Finished goods	**3,142**	20,706
	37,774	40,618

At the balance sheet date, there was no inventory carried at its net realisable value (2003: Nil).



19. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables by invoice date is as follows:

	Group			
	2004		2003	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**94,312**	**46.6**	73,123	41.3
31 to 60 days	**58,683**	**29.0**	56,340	31.9
61 to 90 days	**37,348**	**18.4**	32,353	18.3
Over 90 days	**12,168**	**6.0**	15,056	8.5
Total	**202,511**	**100.0**	176,872	100.0
Less: Provision for bad and doubtful debts	**(10,898)**		(14,690)	
	191,613		162,182	

An ageing analysis of trade receivables by due date is as follows:

	Group			
	2004		2003	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**148,007**	**73.1**	118,748	67.1
31 to 60 days	**15,822**	**7.8**	15,866	9.0
61 to 90 days	**32,344**	**16.0**	31,603	17.9
Over 90 days	**6,338**	**3.1**	10,655	6.0
Total	**202,511**	**100.0**	176,872	100.0
Less: Provision for bad and doubtful debts	**(10,898)**		(14,690)	
	191,613		162,182	

20. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	2004		2003	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**25,327**	**76.8**	40,616	55.7
31 to 60 days	**1,986**	**6.0**	19,097	26.2
61 to 90 days	**377**	**1.1**	7,761	10.7
Over 90 days	**5,314**	**16.1**	5,376	7.4
Total	**33,004**	**100.0**	72,850	100.0

21. LONG-TERM BANK LOAN, UNSECURED AND BANK OVERDRAFT, SECURED

As at 31 December 2004, the Group's bank loans and bank overdraft were repayable as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Within one year	**232,358**	2,814
In the second year	**–**	230,000
	232,358	232,814
In the third to fifth year	**17,000**	–
	249,358	232,814

22. DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003: 17.5%).

The movement on the deferred tax liabilities account is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
At 1 January	**96,905**	91,248
(Credit)/charge for the year (Note 8)	**(6,365)**	5,657
At 31 December	**90,540**	96,905

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Group						
Deferred tax liabilities	**Accelerated tax depreciation**		**Others**		**Total**	
	2004	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**98,777**	93,454	**614**	157	**99,391**	93,611
Charged/(credited) to profit and loss account	**(4,906)**	5,323	**(142)**	457	**(5,048)**	5,780
At 31 December	**93,871**	98,777	**472**	614	**94,343**	99,391



Group Deferred tax assets	Provisions		Tax loss		Others		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**(1,982)**	(1,921)	**(413)**	(441)	**(91)**	(1)	**(2,486)**	(2,363)
Charged/(credited) to profit and loss account	**89**	(61)	**(1,466)**	28	**60**	(90)	**(1,317)**	(123)
At 31 December	**(1,893)**	(1,982)	**(1,879)**	(413)	**(31)**	(91)	**(3,803)**	(2,486)

	Group	
	2004	2003
	HK$'000	HK$'000
Deferred tax liabilities	**94,343**	99,391
Deferred tax assets	**(3,803)**	(2,486)
	90,540	96,905

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$239,859,000 (2003: HK$189,960,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Expiring within one year	**1,790**	–
Expiring in the second to fifth years	**20,434**	13,659
After the fifth years	**217,635**	176,301
	239,859	189,960

23. EMPLOYEE RETIREMENT SCHEMES

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the profit and loss account so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the profit and loss account in accordance with their advice. The actuarial valuations indicate that the Group's obligations under this defined benefit scheme is 127% (2003: 133%) covered by plan assets held by the trustees.

	Group	
	2004	2003
	HK$'000	HK$'000
Defined benefit plan's assets	**30,415**	27,070

The amounts recognised in the balance sheet are determined as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Fair value of plan assets	**298,948**	275,382
Present value of funded obligations	**(236,282)**	(206,639)
	62,666	68,743
Unrecognised actuarial gains	**(32,251)**	(41,673)
Asset in the balance sheet	**30,415**	27,070

The limit of net asset to be recognised is disclosed as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Present value of available future refunds and reductions in future contributions	**62,666**	68,743
Limit	**62,666**	68,743
Net asset recognised in the balance sheet	**30,415**	27,070



The amounts recognised in the profit and loss account were as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Current service cost	**10,648**	10,306
Interest cost	**9,071**	5,454
Expected return on plan assets	**(19,095)**	(8,820)
Net actuarial (gains)/losses recognised	**(3,969)**	3,848
	(3,345)	10,788
Amount capitalised in intangible assets	**–**	(146)
Total, included in staff costs (Note 5)	**(3,345)**	10,642

The actual return on plan assets was HK$40,574,000 (2003: HK$61,031,000).

Movement in the asset recognised in the balance sheet:

	Group	
	2004	2003
	HK$'000	HK$'000
At 1 January	**27,070**	37,858
Total income/(expenses) credited/(charged) to profit and loss account – as shown above	**3,345**	(10,642)
Amount capitalised in intangible assets	**–**	(146)
At 31 December	**30,415**	27,070

The principal actuarial assumptions used were as follows:

	2004	2003
	%	%
Discount rate	**4.50**	2.80
Expected rate of return on plan assets	**7.00**	4.00
Expected rate of future salary increases	**4.00**	–

(b) MPF Scheme

The Group makes regular contributions of 5% of the employees' relevant income (which is subject to a cap of HK$20,000) to the MPF scheme ("MPF Contribution").

(c) Top-up Scheme

The Group makes regular contribution of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000). Out of the 10% contribution, it is firstly applied to MPF Contribution and the balance will be made to the Top-up Scheme.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

(d) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

24. SHARE CAPITAL

	Group and Company	
	2004	2003
	HK$'000	HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2003: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employees or Executive Directors of the Company or any of its subsidiaries (the "Executives"). No consideration is required to be paid by the Executives upon acceptance of the options. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007.

Movements in the number of share options outstanding during the year are as follows:

	2004 No. of shares in respect of options granted	2003 No. of shares in respect of options granted
Outstanding at 1 January	**10,221,000**	10,108,500
Granted during the year	**–**	2,950,000
Exercised during the year	**–**	–
Lapsed during the year	**(1,895,000)**	(2,837,500)
Outstanding at 31 December (Note (a))	**8,326,000**	10,221,000

No share options were cancelled during the year (2003: Nil).



Note:

(a) Share options outstanding at the end of the year have the following terms:

	Date of grant	Exercise period	Exercise price per share HK$	2004 No. of shares in respect of options granted	2003 No. of shares in respect of options granted
Directors	23/09/2003	23/09/2004 – 27/10/2007	3.90	–	350,000
Other employees	02/08/1999	02/08/2000 – 27/10/2007	5.00	**1,092,500**	1,352,500
	11/01/2000	11/01/2001 – 27/10/2007	5.51	**983,500**	1,078,500
	20/04/2000	20/04/2001 – 27/10/2007	6.05	**3,430,000**	3,995,000
	28/06/2001	28/06/2002 – 27/10/2007	4.95	**720,000**	845,000
	23/09/2003	23/09/2004 – 27/10/2007	3.90	**2,100,000**	2,600,000
				8,326,000	10,221,000

25. RESERVES

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003							
As previously stated	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
Effect of adopting SSAP 12 (revised)	–	–	–	(178)	–	(8,313)	(8,491)
As restated	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
Change in fair values of long-term investment shares	–	–	29,796	–	–	–	29,796
Revaluation reserve released on disposal	–	–	(1,212)	–	–	–	(1,212)
Translation reserve released on disposal	–	–	–	–	2,165	–	2,165
Exchange differences on consolidation	–	–	–	–	2,416	–	2,416
Profit for the year	–	–	–	–	–	1,762	1,762
2002 final dividend distribution	–	(62,438)	–	–	–	–	(62,438)
2003 interim dividend distribution	–	(31,219)	–	–	–	–	(31,219)
At 31 December 2003 (Note (a))	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929

Note:

(a) The final dividend distribution of HK$62,438,000 for the year ended 31 December 2003 was paid out of the Company's contributed surplus.

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929
Change in fair values of long-term investment shares	–	–	43,307	–	–	–	43,307
Revaluation reserve released on disposal	–	–	(5,535)	–	–	–	(5,535)
Translation reserve released on disposal	–	–	–	–	243	–	243
Exchange differences on consolidation	–	–	–	–	240	–	240
Profit for the year	–	–	–	–	–	317,146	317,146
2003 final dividend distribution	–	(62,438)	–	–	–	–	(62,438)
2004 interim dividend distribution	–	(78,047)	–	–	–	–	(78,047)
At 31 December 2004 (Note (a))	40,971	1,021,767	70,608	1,325	(34,380)	428,554	1,528,845

Note:

(a) The proposed final dividend distribution of HK$109,266,000 and special dividend distribution of HK$46,829,000 for the year ended 31 December 2004 is to be paid out of the Company's contributed surplus.

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003	40,971	1,533,787	19,323	1,594,081
2002 final dividend distribution	–	(62,438)	–	(62,438)
2003 interim dividend distribution	–	(31,219)	–	(31,219)
At 31 December 2003	40,971	1,440,130	19,323	1,500,424

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004	40,971	1,440,130	19,323	1,500,424
Loss for the year	–	–	(2)	(2)
2003 final dividend distribution	–	(62,438)	–	(62,438)
2004 interim dividend distribution	–	(78,047)	–	(78,047)
At 31 December 2004	40,971	1,299,645	19,321	1,359,937



	2004 HK$'000	2003 HK$'000
Retained profits/(losses) attributable to:		
Company and subsidiaries	**426,298**	142,049
Associates	**2,256**	(1,043)
Jointly controlled entity	**–**	(29,598)
	428,554	111,408

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 and the dividend contributions.

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2003: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

26. OPERATING LEASE COMMITMENTS

Future aggregate commitments for the forthcoming years under non-cancelable operating leases in respect of land and buildings at the balance sheet date are set out below:

	Group	
	2004 HK$'000	2003 HK$'000
Expiring within one year	**8,796**	44,944
Expiring in the second to fifth years, inclusive	**6,881**	55,703
	15,677	100,647

The operating lease rentals of certain retail outlet are based on the higher of a minimum guaranteed rental or a sales level based rental. The minimum guaranteed rental has been used to arrive at the above commitments.

27. CAPITAL COMMITMENTS

	Group	
	2004 HK$'000	2003 HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**82,761**	22,166
Authorised, but not contracted for	**36,227**	36,466
	118,988	58,632

28. FUTURE OPERATING LEASE ARRANGEMENTS

As at 31 December 2004, the Group had future aggregate minimum lease receipts under non-cancelable operating leases in respect of land and buildings as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
Not later than one year	**10,765**	14,881
Later than one year but not later than five years	**15,928**	7,216
	26,693	22,097

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operations

	Group	
	2004	2003
	HK$'000	HK$'000
Operating profit	**363,337**	47,480
(Gain)/loss on disposal of long-term investment shares	**(7,326)**	2,267
(Surplus)/deficit on revaluation of investment properties	**(18,062)**	112,046
Depreciation and amortisation	**83,861**	83,261
Interest income	**(815)**	(1,543)
Interest expenses	**1,911**	5,194
Dividend income from listed investments	**(2,100)**	(1,427)
Loss on disposal of fixed assets	**736**	5,438
Provision for asset impairment	**–**	780
Pension (income)/costs	**(3,345)**	10,642
Loss on termination of a jointly-controlled entity	**1,076**	–
Loss on disposal of investments in associates	**–**	2,612
Gain on disposal of a discontinued operation	**(76,760)**	–
Gain on disposal of a subsidiary	**–**	(600)
(Decrease)/increase in amounts due to associates	**(364)**	376
Decrease in amounts due from associates	**1**	23
Increase in loan advanced to a jointly controlled entity	**–**	(2,233)
Increase in inventories	**(6,627)**	(3,504)
Increase in accounts receivable	**(20,003)**	(7,257)
Decrease in prepayments, deposits and other receivables	**913**	4,020
Decrease in accounts payable and accrued liabilities	**(30,935)**	(14,277)
(Decrease)/increase in subscriptions in advance	**(83)**	6,646
Net cash inflow from operations	**285,415**	249,944



(b) **Analysis of changes in financing during the year**

	Long-term bank loan HK$'000	Share capital (including share premium) HK$'000	Minority interests HK$'000	Contributed surplus HK$'000
Balance at 1 January 2003				
As previously reported	310,000	197,066	8,679	1,255,909
Effect of adopting SSAP 12 (revised)	–	–	13	–
As restated	310,000	197,066	8,692	1,255,909
Non cash movements				
Share of profits	–	–	3,977	–
Acquisition of a subsidiary	–	–	8	–
Cash movements				
Dividend paid to minority shareholder in a subsidiary	–	–	(3,000)	–
Repayment of bank loan	(80,000)	–	–	–
2002 final dividend distribution	–	–	–	(62,438)
2003 interim dividend distribution	–	–	–	(31,219)
Balance at 31 December 2003	230,000	197,066	9,677	1,162,252
Balance at 1 January 2004	230,000	197,066	9,677	1,162,252
Non cash movements				
Share of profits	–	–	5,668	–
Acquisition of a subsidiary	–	–	(25)	–
Cash movements				
Dividend paid to minority shareholder in a subsidiary	–	–	(3,000)	–
Drawdown of bank loan	17,000	–	–	–
2003 final dividend distribution	–	–	–	(62,438)
2004 interim dividend distribution	–	–	–	(78,047)
Balance at 31 December 2004	247,000	197,066	12,320	1,021,767

(c) **Disposal of a subsidiary**

	Group	
	2004 HK$'000	2003 HK$'000
Net assets disposed of:		
Fixed assets	–	183
Inventories	–	6,058
Accounts receivable	–	401
Prepayment, deposit and other receivables	–	2,132
Bank balances and deposits	–	6
Accounts and other payable	–	(6,323)
	–	2,457
Satisfied by cash	–	3,057

Analysis of the net cash inflow in respect of the disposal of a subsidiary:

	Group 2004 HK$'000	2003 HK$'000
Cash consideration	–	3,057
Cash and bank balances disposed of	–	(6)
Net cash inflow in respect of the disposal of a subsidiary	–	3,051

(d) **Disposal of a discontinued operation**

	Group 2004 HK$'000	2003 HK$'000
Net assets disposed of:		
Intangible assets	1,827	–
Fixed assets	6,474	–
Inventory	9,471	–
	17,772	–
Satisfied by:		
Gross consideration	101,500	–
Less: Expenses	(6,968)	–
Net cash	94,532	–
Less: Amount to be received	(4,091)	–
	90,441	–

The cash receivable from the disposal of a discontinued operation will be settled in August 2005.

Analysis of the net cash inflow in respect of the disposal of a discontinued operation:

	Group 2004 HK$'000	2003 HK$'000
Cash consideration	90,441	–
Cash and bank balances disposed of	–	–
Net cash inflow in respect of the disposal of a discontinued operation	90,441	–

(e) **Termination of a jointly controlled entity**

On 2 March 2004, the Group, SCMP Haymarket Publishing Limited (the jointly controlled entity of the Group) and Haymarket Group entered into a termination and release agreement to terminate the SCMP/Haymarket Publishing joint venture and distributed related assets in the joint venture as detailed in note 16.

Upon the termination, the Group disposed its interests in certain subsidiaries of the joint venture with a total net asset value of HK$7,166,000 and paid cash of HK$633,000, in return for acquiring additional interests in the remaining subsidiaries of the joint venture with a total net asset value of HK$6,480,000. An exchange reserve of HK$243,000 was released upon termination.



30. SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries and the Group's principal associates at 31 December 2004 are as follows:

Subsidiaries

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Guangzhou Video-Film Advertising Limited#	The People's Republic of China (Wholly Foreign-Owned Enterprise)	Registered capital US$2,100,000	–	83%	Advertising agent
Highlight Trading (HK) Limited	Hong Kong	Ordinary HK$100,000	–	100%	Trading and franchising
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	The British Virgin Islands	Ordinary US$1	–	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	–	100%	Investment holding
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	–	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazines Publishing (HK) Limited (formerly known as SCMP Haymarket Publishing Limited)	Hong Kong	Ordinary HK$10,000	–	100%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Provision of pre-press services
SCMP Maxim Limited	Hong Kong	Ordinary HK$2	–	100%	Magazine publishing
SCMP Retailing (HK) Limited	Hong Kong	Ordinary HK$500,000	–	100%	Operation of retail outlets (the operation discontinued on 9 November 2004)

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
SCMP.com Holdings Limited#	The British Virgin Islands	Ordinary US$1	100%	–	Investment holding
Shanghai Nan Hong Information Services Co., Ltd.#	The People's Republic of China (Wholly Foreign-Owned Enterprise)	Registered capital US$200,000	–	100%	Recruiting and human resources internet services
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	–	83%	Video and film post-production
West Side Assets Limited#	The British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited#	Hong Kong	45%	Bookshop operation
The Post Publishing Public Company Limited#	Thailand	20.3%	Newspaper and magazine publishing

The statutory accounts of these companies were not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms.

The above table lists the subsidiaries of the Company and associates of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

31. **RELATED PARTY TRANSACTIONS**

Neither the Group nor the Company had any significant related party transactions. Details of the Group's related party transactions are disclosed in the Directors' Report.

32. **APPROVAL OF THE FINANCIAL STATEMENTS**

The financial statements were approved by the Board of Directors on 1 April 2005.

FIVE-YEAR FINANCIAL SUMMARY



SELECTED FINANCIAL DATA (Financial year basis)

(in HK$ millions, except per share amounts)	2004	Year ended 31 December 2003	2002	18 months ended 31 December 2001	12 months ended 30 June 2000
OPERATING RESULTS					
Turnover	**1,375**	1,280	1,365	2,745	1,913
Recurring operating profit	**264**	181	186	703	637
Surplus/(deficit) on revaluation of investment properties	**18**	(112)	(75)	(41)	–
Operating profit	**363**	47	135	617	658
Share of profits/(losses) of associates and a jointly controlled entity	**10**	–	(1)	(6)	4
Taxation	**(50)**	(42)	(23)	(118)	(98)
Net profit attributable to shareholders	**317**	2	109	486	563
PER SHARE OF COMMON STOCK					
Recurring operating profit per share (in HK cents)	**16.92**	11.58	10.94	40.54	36.76
Basic earnings per share (in HK cents)	**20.32**	0.11	6.38	28.04	32.49
Diluted recurring operating profit per share (in HK cents)	**N/A**	N/A	N/A	40.54	36.74
Diluted earnings per share (in HK cents)	**N/A**	N/A	N/A	28.04	32.47
Dividend per share (in HK cents)	**15.00**	6.00	8.00	33.00	30.00
Net asset value per share (in HK$)	**1.08**	0.94	0.98	1.24	1.46
FINANCIAL POSITION					
Fixed assets	**1,302**	1,347	1,507	1,621	1,708
Total assets	**2,207**	1,986	2,126	2,431	2,993
Bank loans	**(247)**	(230)	(310)	–	(5)
Total liabilities	**(522)**	(516)	(597)	(281)	(469)
Net assets	**1,685**	1,470	1,529	2,150	2,524
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,560,945,596	1,734,383,996	1,732,948,996
KEY RATIOS					
Recurring operating profit to turnover	**19%**	14%	14%	26%	33%
Return on average equity	**20%**	*	6%	21%	22%
Return on average total assets	**15%**	*	5%	18%	19%
Gearing	**–**	5%	11%	–	–
Current assets to current liabilities	**1.58**	2.26	2.07	2.95	1.32
FULL TIME EMPLOYEES	**1,035**	1,247	1,293	1,570	1,321

* *Represents a figure less than 1%.*

FIVE-YEAR FINANCIAL SUMMARY

SELECTED FINANCIAL DATA (Calendar year basis – Note)

(in HK$ millions, except per share amounts)	Year ended 31 December				
	2004	2003	2002	2001	2000
OPERATING RESULTS					
Turnover	**1,375**	1,280	1,365	1,694	2,074
Recurring operating profit	**264**	181	186	324	717
Surplus/(deficit) on revaluation of investment properties	**18**	(112)	(75)	(41)	–
Operating profit	**363**	47	135	234	719
Share of profits/(losses) of associates and a jointly controlled entity	**10**	–	(1)	(5)	1
Taxation	**(50)**	(42)	(23)	(58)	(114)
Net profit attributable to shareholders	**317**	2	109	166	603
PER SHARE OF COMMON STOCK					
Recurring operating profit per share (in HK cents)	**16.92**	11.58	10.94	18.70	41.36
Basic earnings per share (in HK cents)	**20.32**	0.11	6.38	9.55	34.83
Diluted recurring operating profit per share (in HK cents)	**N/A**	N/A	N/A	18.70	41.35
Diluted earnings per share (in HK cents)	**N/A**	N/A	N/A	9.55	34.81
Dividend per share (in HK cents)	**15.00**	6.00	8.00	8.00	40.00
Net asset value per share (in HK$)	**1.08**	0.94	0.98	1.24	1.46
FINANCIAL POSITION					
Fixed assets	**1,302**	1,347	1,507	1,621	1,704
Total assets	**2,207**	1,986	2,126	2,431	2,917
Bank loans	**(247)**	(230)	(310)	–	(5)
Total liabilities	**(522)**	(516)	(597)	(281)	(390)
Net assets	**1,685**	1,470	1,529	2,150	2,527
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,560,945,596	1,734,383,996	1,733,082,996
KEY RATIOS					
Recurring operating profit to turnover	**19%**	14%	14%	19%	35%
Return on average equity	**20%**	*	6%	7%	48%
Return on average total assets	**15%**	*	5%	6%	41%
Gearing	**–**	5%	11%	–	–
Current assets to current liabilities	**1.58**	2.26	2.07	2.95	2.87
FULL TIME EMPLOYEES	**1,035**	1,247	1,293	1,570	1,475

* *Represents a figure less than 1%.*

Note:

Following the change of the accounting period end to 31 December in 2001, the above summaries of selected financial data of the Company, its subsidiaries, associates and a jointly controlled entity and the assets and liabilities of the Company and its subsidiaries for the five years ended 31 December 2004 are presented to provide comparison on calendar year basis.

CORPORATE INFORMATION



Shareholder Information Online
www.scmpgroup.com
Our website has up-to-date information about our company including financial information, press releases and other corporate information

Corporate Communications
Prudence Lai
(852) 2565 2415

Company Secretary
Vera Leung
(852) 2680 8805

Career Opportunities
We offer career opportunities in journalism, advertising, circulation, marketing, production, human resources, finance and information technology. Applicants can send their applications to jobs@scmp.com

Share Registrars
Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
11 Bermudiana Road,
Pembroke HM08,
Bermuda

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton HM12,
Bermuda

Head Office and Principal Place of Business
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

15-16/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565
(852) 2565 2222

Stock Listing
Listed on the main board of
the Hong Kong Stock Exchange
Ticker: 0583.HK

Annual General Meeting
The annual general meeting for shareholders will be held on 25 May 2005 at 11:00 a.m.
at Hennessy Room, Level 7,
Conrad Hong Kong,
Pacific Place,
88 Queensway,
Hong Kong

Company Listings

Newspaper Publishing
South China Morning Post Publishers Limited
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

Magazine Publishing
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Book Publishing
SCMP Book Publishing Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Other Businesses
Video-Film Productions Limited
8/F, Block C,
Seaview Estate,
2-8 Watson Road,
North Point,
Hong Kong
(852) 2508 3888

Capital Artists Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2510

CORPORATE INFORMATION

Principal Banker
The Hongkong and Shanghai Banking
Corporation Limited
1 Queen's Road Central,
Hong Kong

Legal Advisers
Deacons
3/F-7/F & 18/F,
Alexandra House,
Central,
Hong Kong

Freshfields Bruckhaus Deringer
12/F, Two Exchange Square,
Central,
Hong Kong

Appleby Spurling Hunter
5511, The Center,
99 Queen's Road Central,
Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central,
Hong Kong

Board of Directors
Kuok Khoon Ean, Chairman
Roberto V. Ongpin, Deputy Chairman
Ronald J. Arculli*
Tan Sri Dr. Khoo Kay Peng
Kuok Hui Kwong
Peter Lee Ting Chang*
Dr. The Hon. David Li Kwok Po*
Robert Ng Chee Siong

* *Independent Non-executive Director*

Audit Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli
Dr. The Hon. David Li Kwok Po

Remuneration Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli
Kuok Khoon Ean

Nomination Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli
Kuok Khoon Ean